Jason H. Scott	jscott@mcguirewoods.com
Direct: 704.373.8862	Direct Fax: 704.353.6181

November 1, 2006

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:
Gran Tierra Energy Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form SB-2
Filed August 8, 2006
File No. 333-132352

Amendment No. 1 to Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2005
Filed July 18, 2006
File No. 333-111656

Dear Mr. Schwall:

This is in response to your comment letters to Dana Coffield dated August 8, 2006 and August 31, 2006 with respect to the above-referenced filings. Our responses to your comments from the letter dated August 8, 2006 appear first as numbers 1 to 6, on pages 2 to 8. Our responses to your comments from the letter dated August 31, 2006 are set forth as numbers 1 to 26, on pages 9 to 22. The Company intends to file Amendment No. 3 to Registration Statement No. 333-132352 and Amendment No. 3 to Form 10-KSB upon completion of its audit for the nine month period ended September 30, 2006 and completion of the Staff’s review of the proposed amendments set forth below.

We have set forth below the comments in your letters of August 8, 2006 and August 31, 2006 in italics with the Company’s responses to each.

Responses to August 8, 2006 Comments

Form SB-2/A1 Filed April 21, 2006

General

1.
We note from your response to prior comment 9 in our letter dated May 10, 2006 that you will defer filing an amendment to your registration statement until you resolve uncertainties surrounding your previously announced plans to acquire various entities. Although you state that you will file any required financial statements for acquired businesses, please understand the requirement for purposes of the registration statement also extends to businesses to be acquired, prior to acquisition, when probable. In all instances that you have filed Form 8-Ks announcing agreements to acquire businesses that you believe are not sufficiently certain to be considered probable of occurring, you should promptly amend those filings to clarify your views as they presently stand.

November 1, 2006

RESPONSE: The Company deferred filing an amendment to its registration statement until August 8, 2006. In connection with the filing of the Company’s amended registration statement, the Company provided the financial statements of Argosy Energy International along with the related pro forma financial information required by Item 310 (c) and (d) of Regulation S-B. In addition, the Company filed a current report on Form 8-K on June 21, 2006, to disclose the completion of the acquisition of Argosy Energy and filed an amendment to that current report on August 21, 2006, to provide the financial statements and pro forma financial information required under Item 9.01 of Form 8-K. The Company intends to amend its current report on Form 8-K to include pro forma financial information for the quarter ended September 30, 2006 and to make other revisions to the financial statements and pro forma financial information previously provided under Item 9.01 of Form 8-K. The Company intends to amend its Form SB-2/A to include the revised financial statements and pro forma financial information provided in the Form 8-K/A.

On August 8, 2006, the Company filed an amendment to its current report on Form 8-K relating to the acquisition of the CGC properties and provided timely disclosure regarding the status of the CGC asset acquisitions. On October 24, 2006, the Company filed a current report on Form 8-K to disclose that court approval to dispose the CGC assets in Argentina was granted. According to the purchase agreement with CGC, the Company is now obligated to purchase interests in four properties (a 93.18% participation in the Valle Morado Block, a 100% interest in the Santa Victoria Block and the remaining 50% interests in the Nacatimbay and Ipaguazu Blocks (in which the Company currently holds 50% interests)) for a total consideration of $2.1 million. The Company is considering its options to acquire the interests in the remaining four properties, which interests remain subject to rights of first refusal among joint venture partners and other third party consents.

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2005

Financial Statements, page 20

General

2.
We note your response to prior comment 24 in our letter dated May 10, 2006 in which you explain that you did not acquire substantially all the assets of Don Won Corporation. Please tell us what percent of the net assets, revenues and related results of operations and cash flows of Don Won Corporation you obtained when you acquired the 14 percent interest in the Palmar Largo joint venture and the 50 percent interests in the Nacatimbay and Ipaguazu concessions.

We continue to believe complete financial statements of the predecessor entity are necessary to satisfy the requirements of Item 310(c) of Regulation S-B; therefore, if you acquired only a component of the business of Don Won Corporation, you should present financial statements of the acquired component. These carve out financial statements should be prepared in accordance with the guidance provided at SAB Topic 1:B:1 and should include a complete balance sheet, income statement and statement of cash flows.

November 1, 2006

As previously indicated, the accommodation for presenting Statements of Gross Revenues and Direct Lease Operating expenses in lieu of presenting complete financial statements is not generally extended to situations calling for the financial statements of a predecessor entity.

RESPONSE: Pursuant to a conversation with the Staff, the Company intends to include audited financial statements for the nine-month period ended September 30, 2006 in its amended Form SB-2. The Company also intends to file the audited financial statements for the nine-month period ended September 30, 2006 along with its unaudited interim statements for the period ended September 30, 2006 with its quarterly report for the period ended September 30, 2006 or in a current report on Form 8-K filed thereafter.

The audited financial statements for the period ended December 31, 2005 will also still be included in the amended SB-2. When the Company files its amended SB-2 including the audited financial statements for the nine month period ended September 30, 2006, one complete year of financial statements for the Company will have been audited.

In addition, the Schedule of Revenues, Royalties and Operating Costs corresponding to the 14% interests in the Palmar Largo joint venture for the eight month period ended August 31, 2005 and the years ended December 31, 2004 and December 31, 2003 have been audited and the Company intends to file the report of their independent registered public accountants, which report will reflect the fact that such Schedules of Revenues, Royalties and Operating Costs has been audited.

Note 1—Description of Business and Going Concern, page 26

3.
We note your response to prior comment 28 in our letter dated May 10, 2006 in which you explain that you had a statutory right to acquire the remaining shares of Gran Tierra Canada on the same terns and conditions as the initial share exchange. However, you did not tell us why you did not account for the purchase of the remaining shares of Gran Tierra Canada as an acquisition of a minority interest. Please explain to us why you did not account for the acquisition of this non-controlling interest under the purchase method in accordance with paragraph 14 of SFAS 141.

RESPONSE: The Company did not account for the purchase of the remaining shares of Gran Tierra Canada as an acquisition of a minority interest because the purchase of those remaining shares occurred simultaneously with the purchase of all of the other shares of Gran Tierra Canada’s capital stock. First, Goldstrike Exchange Co. acquired substantially all of Gran Tierra Canada’s capital stock. Second, immediately following that acquisition, Goldstrike Exchange Co. acquired the remaining shares of Gran Tierra Canada outstanding after the initial share exchange. In theory, these two transactions occurred one after the other; however, the closing of the transactions was simultaneous.

As a result of these two parts of the larger acquisition transaction whereby Goldstrike Exchange Co. acquired all of the capital stock of Gran Tierra Canada and Goldstrike Inc. changed its name to Gran Tierra Energy Inc. and assumed the management and business operations of Gran Tierra Canada, Gran Tierra Canada became a wholly-owned subsidiary of Gran Tierra Energy Inc.

November 1, 2006

Thus, the combination of Gran Tierra Canada and Goldstrike Inc. was a reverse merger in which a private company (Gran Tierra Canada) merged into a non-operating public shell company (Goldstrike Inc.). The owners and management of Gran Tierra Canada maintained effective control of the company and the shareholders of Goldstrike Inc. continued as passive investors.
The Company intends to revise its Form 10-KSB and its Form SB-2/A to clearly and consistently state that the purchase of the Gran Tierra Canada capital stock by Goldstrike Exchange Co. in two steps was part of a single transaction, whereby Gran Tierra Canada became a wholly-owned subsidiary of Goldstrike Inc.

Prior to the reverse takeover transaction, Goldstrike Exchange Co. was created as a wholly owned subsidiary of Goldstrike Inc. Gran Tierra Canada was a private company not under the control of Goldstrike. At the time of the reverse takeover transaction, Goldstrike Exchange Co. issued exchangeable shares to shareholders of Gran Tierra Canada who elected to receive exchangeable shares, in consideration for the transaction. Simultaneously, Goldstrike Inc. issued common shares to purchase the remaining shares of Gran Tierra Canada. Immediately prior to the transaction, Gran Tierra Canada was not a subsidiary of Goldstrike or Goldstrike Exchange Co.

Paragraph 14 of SFAS 141 requires acquisition of some or all of the noncontrolling equity interests in a subsidiary by a parent or another subsidiary to be accounted for using the purchase method. Paragraph 14 directs the reader to paragraphs A5-A7 for further guidance.

-
Paragraph A5 references Technical Bulletin 85-5 which addresses how a parent company accounts for a minority interest in an exchange of stock between two of its subsidiaries if one or both of the subsidiaries are partially owned. Prior to the reverse acquisition transaction which occurred on November 10, 2005, Goldstrike Exchange Co. was a wholly owned subsidiary of Goldstrike Inc., and Gran Tierra Canada was a separate private company. In connection with the reverse acquisition transaction, Goldstrike Exchange Co. acquired all of the capital stock of Gran Tierra Canada, resulting in Gran Tierra Canada becoming a wholly-owned subsidiary of Goldstrike Inc., and as a result Paragraph A5 does not apply.

-
The reverse acquisition transaction between Goldstrike Inc. and Gran Tierra Canada, whereby Goldstrike Inc. acquired all of the capital stock of Gran Tierra Canada is not a transaction described in, or contemplated by Paragraph A6 which relates to the acquisition of a minority interest.

-
Paragraph A7 relates to a transaction whereby a subsidiary exchanges its common stock for the outstanding voting common stock of its parent. In the reverse acquisition transaction between Goldstrike Inc. and Gran Tierra Canada, Goldstrike Exchange Co. issued Exchangeable shares to the shareholders in Gran Tierra Canada that elected to receive them and Goldstrike Inc. issued its common stock for the remaining shareholders who elected to receive Goldstrike Inc. shares. Prior to this transaction, Gran Tierra Canada was not a subsidiary of Goldstrike Inc. There was no exchange of common shares between Goldstrike Exchange Co. and Goldstrike Inc. as part of the transaction.

November 1, 2006

The SEC Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, March 31, 2001 Section I-F references a December 1989 consensus by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants which indicates that the post reverse-acquisition comparative historical financial statements furnished for the “legal acquirer” should be those of the “legal acquiree” (ie. the “accounting acquirer”), with appropriate disclosure concerning the change in the capital structure effected at the acquisition date.

The specific circumstances of EITF 90-13 do not apply to the reverse acquisition transaction between Goldstrike Inc. and Gran Tierra Canada because EITF 90-13 stipulates that all parties to the transaction be substantive operating entities. Neither Goldstrike Inc. nor Goldstrike Exchange Co. were substantive operating entities and therefore EITF 90-13 is not applicable.

Note 3—Capital Assets, page 33

4.
We have read your response to prior comment 31 in our letter dated May 10, 2006 in which you explain that the materials and supplies included in capital assets will be used in drilling capital projects. However, in your response to prior comment 61 in our letter dated April 7, 2006 you state that the materials and supplies will be used for oil and gas production.

We do not object to your current presentation to the extent these materials, when put to use, will be classified as a long-term asset. However, if your intent is to use these materials in the production of oil and gas, and you will charge the cost of the materials to expense as incurred, these costs should be classified as either inventory or prepaid costs on your balance sheet.

Please disclose how you intend to use the costs you have classified as materials and supplies in your oil and gas operations; and modify your presentation if necessary to comply with the guidance above.

RESPONSE: Our response to prior comment 61 in your letter dated April 7, 2006 incorrectly described the use of the materials and supplies included in capital assets.  The materials and supplies included in capital assets will be used in drilling capital projects, and will not be used in oil and gas operations. These costs do not need to be classified as either inventory or prepaid costs because they will be classified as a long term asset when put to use. The Company intends to revise the Form 10-KSB/A for the fiscal year ended December 31, 2005 and the SB-2/A upon completion of the Staff’s review of the proposed amendment. Footnote 3 to the consolidated financial statements for the period from incorporation on January 26, 2005 to December 31, 2005 will be revised as follows:

Materials and supplies will be used in ~~operations at~~drilling capital projects in the Palmar Largo oil fields and as such are classified as capital assets. Materials and supplies are not depreciated because they have not yet been used.

November 1, 2006

Note 4—Share Capital, page 34

Share capital, page 34

5.
We understand from your response to prior comments 28 and 32 in our letter dated May 10, 2006, that the holders of the exchangeable shares have the same rights and preference as holders of the common shares. Please disclose this information, if true.

RESPONSE: The Company intends to revise the Form 10-KSB/A for the fiscal year ended December 31, 2005 upon completion of the Staff’s review of the proposed amendment. Footnote 4 to the consolidated financial statements for the period from incorporation to on January 26, 2005 to December 31, 2005 on page 34 of Form 10-KSB/A will be revised as follows:

Share capital

Share capital consists of 24,554,953 common voting shares of the Company and 18,730,159 exchangeable shares of Goldstrike Exchange Co. (collectively, “common stock”). Each exchangeable share is exchangeable only into one common voting share of the Company. The holders of common stock are entitled to one vote for each share on all matters submitted to a stockholder vote and are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. The holders of common stock have no pre-emptive rights, no conversion rights, and there are no redemption provisions applicable to the common stock. The holders of exchangeable shares have the same rights and preferences as holders of our common stock.

Warrants, page 34

6.
We note that you recently completed a private placement of 50,000,000 units, each consisting of one share of common stock and one warrant to purchase one-half share of common stock. We also note that these units are subject to registration rights agreements which require you to register the shares of common stock and shares of common stock underlying the warrants.

It is our understanding that you will be liable for significant penalties in the event the registration statement is not effective by a certain date, or if you fail to maintain the effectiveness of the registration statement for a specified period of time. In addition, we note the holders of the units may exercise all or any part of the warrants in a cashless exercise. Terms such as these typically result in the warrants being treated as a derivative liability under the guidance of EITF 00-19 and SFAS 133.

Please explain to us how you intend to report and account for the warrants, with reference to the specific passages within this guidance that you believe would be applicable in your situation. Please ensure that you address how the cashless exercise feature and the significant penalties will impact your accounting treatment.

November 1, 2006

RESPONSE: In connection with the Company's private placement of 50,000,000 units, which consist of one share of common stock and one warrant to purchase one-half share of common stock, the Company entered into a Securities Purchase Agreement ("SPA"). Although the warrant meets the definition of a derivative under SFAS 133, it also meets the scope exception under paragraph 11(a). There are no provisions in the Company's SPA requiring cash settlement or providing for the option to cash settle the warrants.

As allowed in Paragraph 14 of EITF 00-19, the Company's SPA allows it to deliver unregistered shares in settling the warrants.

Pursuant to the SPA, should registration not be obtained within 120 days of the issue of the warrants (or 150 days if an SEC review occurs), until registration is effective as partial relief for damages suffered by the investors, the Company shall pay to each investor an amount in cash, as liquidated damages and not as a penalty, as follows:

- 1% of the purchase price for the 1st month after the mandatory effective date

- 1.5% of the purchase price for the 2nd and 3rd month after the mandatory effective date

- 2% of the purchase price for the 4th and 5th months after the mandatory effective date and

- ½% increase each quarter thereafter

The total amount of liquidated damages shall not exceed 25% of the purchase price for the units. Paragraph 16 of EITF 00-19 states that “in the case of delivery of unregistered shares a discount from the value of corresponding registered shares that is a reasonable estimate of the difference in fair values between registered an unregistered shares (that is the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty."

The maximum liquidated damages the Company may be required to pay under the SPA would not affect its ability to settle the warrant contracts in shares. The Company, with the assistance of an independent valuation firm, conducted a valuation to determine the difference in value between a registered and unregistered share. The outside firm performed a valuation analysis based on components of the $1.50 unit. This unit analysis resulted in an implied restricted stock price of $0.67 per share on the initial closing date of June 20, 2006. In order to determine the value of a registered share, the Company referred to the first trading date after the issue of shares in the private placement, which was June 21, 2006. The closing price of those registered shares was $2.96 which implied a discount of 77.4% for unregistered shares. Moreover, the outside firm utilized a comparison of restricted stock studies, IPO studies, and a put option approach, which yielded a discount ranging between 26% (for companies with a share price volatility of 65%) to 35% (for companies with a volatility of 85%, which closely compares to the calculated volatility of the Company's stock).

November 1, 2006

The Company's SPA states that the maximum liquidated damages payable are 25%. As these liquidated damages are less than the discount on unregistered shares, the Company concluded that such liquidated damages were not onerous nor would they call into question its ability to settle the warrant contracts in shares.

The Company has sufficient authorized unissued shares outstanding to settle outstanding warrants. According to EITF 00-19, paragraph 19, if the Company has sufficient authorized unissued common stock outstanding to settle all contracts, equity classification can be maintained. The cashless exercise provision also allows for the delivery of unregistered shares, and according to the provisions of the cashless exercise the number of shares to be issued under cashless exercise is as follows:

X	=		Y * (A - B) A

with	X	=	The number of Warrant Shares to be issued to the Holder
	Y	=	The number of Warrant Shares with respect to which the Warrant is being exercised
	A	=	The fair value per share of Common Stock on the date of exercise of this Warrant
	B	=	The then current Exercise Price of the Warrant

The underlying principle is that A > B, meaning (A - B)/A < 1

According to this calculation, the maximum number of shares to be issued to the holder under exercise of the warrants is determinable, and cannot exceed the maximum number of shares that would be issued under a regular exercise for cash (i.e. 25,000,000). The Company has 300,000,000 shares of common stock authorized, with 95,455,759 shares currently issued and outstanding. The Company has reserved 37,096,915 shares for issuance upon exercise of the Company's convertible securities, which includes 25,000,000 shares of common stock reserved for issuance upon the exercise of the June 20, 2006 warrants. Accordingly, the Company has 167,447,326 authorized,unissued and unreserved shares available for issuance.

Responses to August 31, 2006 Comments

General

1.	Please respond to the comments included in our letter dated August 8, 2006 in conjunction with your response to the comments included in this letter.

November 1, 2006

RESPONSE: Our responses to your letter dated August 8, 2006 are set forth above on pages 2 to 8 of this letter.

2.
Please update the financial information included in the registration statement to comply with Item 3-10(g) of Regulation S-B. Please also correspondingly update your disclosure in the Management's Discussion and Analysis section, specifically in the plan of operations and liquidity sections.

RESPONSE: The Staff’s comment is noted and updated financial information will be included in the registration statement to comply with Item 3-10(g) of Regulation S-B. The Company will also update its disclosure in the Management’s Discussion and Analysis section of the Form SB-2/A.

3.
We note that you refer to the three private placements, two of which had multiple closings, discussed on page 2 of the Summary section by different terminology throughout the SB-2. Please revise your disclosure to used defined terms, and use them consistently throughout the document. We note especially that in several footnotes to the Selling Stockholders table on pages 21-26 the private placements are referred to as the "first offering," "second offering," and "third offering," but it is unclear as to which offering you are referring due to the multiple closings.

RESPONSE: The Company intends to use defined terms for the three private placements consistently throughout the registration statement, and particularly in the footnotes to the Selling Stockholders table, upon completion of the Staff’s review of the proposed amendment to the Form SB-2/A. The Form SB-2/A will be revised as follows:

Recent Developments

In the above-described transactions between Goldstrike and the holders of Gran Tierra Canada common stock, Gran Tierra Canada shareholders were permitted to elect to receive, for each share of Gran Tierra Canada’s common stock: (1) 1.5873016 exchangeable shares of Goldstrike Exchange Co. (and ancillary rights), or (2) 1.5873016 shares of common stock of Goldstrike, or (3) a combination of Goldstrike Exchange Co. exchangeable shares and Goldstrike common stock. All of Gran Tierra Canada’s shares were, through a series of exchanges, exchanged for shares of Goldstrike and/or exchangeable shares of Goldstrike Exchange Co. Each exchangeable share of Goldstrike Exchange Co. is exchangeable into one share of our common stock.

The share exchange between the former shareholders of Gran Tierra Canada and the former Goldstrike brought the assets, management, business operations and business plan of the former Gran Tierra into the framework of the company formerly known as Goldstrike and it is treated as a recapitalization of Gran Tierra for financial accounting purposes. Accordingly, the historical financial statements of Goldstrike before the share purchase and assignment transactions will be replaced with the historical financial statements of Gran Tierra Canada before the share exchange in all future filings with the SEC.

November 1, 2006

Before the share purchase and assignment transactions and in contemplation of such, Goldstrike provided Gran Tierra Canada with financing to allow Gran Tierra Canada to acquire properties in Argentina on September 1, 2005. Goldstrike derived the funds necessary to provide this financing from the proceeds of the initial closing of a private offering of its securities, described in more detail below. Gran Tierra Canada’s financing was evidenced by a loan agreement and promissory note dated September 1, 2005, under which Goldstrike committed to loan Gran Tierra Canada up to $8,337,916, of which Gran Tierra Canada borrowed an initial $6,665,198.30.

On September 1 and October 7, 2005, Goldstrike completed closings on a first private placement offering (the "First 2005 Offering") to accredited investors raising $9,353,507 from the sale of 11,691,884 units of Goldstrike’s securities, each unit consisting of one share of common stock and a warrant to purchase one-half share of common stock. Canaccord Capital Corporation received $52,178 in cash and 250,000 shares of Goldstrike’s common stock in payment of fees for services to Goldstrike as placement agent. The proceeds from the September 1, 2005 closing of the sale of Goldstrike’s units were used to fund the September 1, 2005 loan from Goldstrike to Gran Tierra Canada. Proceeds derived from the October 7, 2005 closing were used to increase Goldstrike’s loan commitment to Gran Tierra Canada from $8,337,916 to $9,313,492, and Gran Tierra Canada borrowed an additional $800,000 from Goldstrike.

On October 27, 2005, Goldstrike completed a first closing on a second private placement offering of units to accredited investors in which it sold 1,250,000 units for consideration of $1,000,000. Goldstrike used the proceeds of the October 27, 2005 closing to increase its loan commitment to Gran Tierra Canada from $9,313,492 to $10,313,492. Gran Tierra Canada borrowed an additional $700,000 under the Goldstrike loan commitment. ~~The original loan agreement between Goldstrike and Gran Tierra Canada specified that the original bridge loan amount would be deemed forgiven on the date of the merger. On October 27, 2005, Goldstrike completed a first closing on a second private placement offering of units to accredited investors in which it sold 1,250,000 units for consideration of $1,000,000. Goldstrike used the proceeds of the October 27, 2005 closing to increase its loan commitment to Gran Tierra Canada from $9,313,492 to $10,313,492. Gran Tierra Canada then borrowed an additional $700,000 under the Goldstrike loan commitment.~~ The terms of the original agreement for the loan commitment stated that the amounts borrowed by Gran Tierra Canada under the loan commitment would be deemed forgiven upon the consummation of the merger between Goldstrike and Gran Tierra Canada. However, on November 11, 2005 Goldstrike and Gran Tierra Canada agreed to amend the terms of the agreement to provide that all amounts borrowed under the loan commitment would remain outstanding after the merger, and that the promissory note evidencing such amounts would be amended to a demand note without a stated due date. Gran Tierra has executed an amended and restated bridge loan promissory note and an amendment to the loan agreement. This loan is currently outstanding. We have not presented the note to Gran Tierra Canada or otherwise made a demand on Gran Tierra Canada to pay any portion of the outstanding principal or accrued interest on the loan.

November 1, 2006

Following the ~~Closing Date~~October 27, 2005 closing date, on December 14, 2005, we completed a sale of units in a second closing of the second offering to accredited investors (together with the October 27, 2005 closing, the "Second 2005 Offering"). In this second closing of the ~~second private offering~~Second 2005 Offering, we sold an additional 1,343,222 units for consideration of $1,074,578. The net proceeds from the second closing of the second offering were used for working capital and general corporate purposes. In total, we sold 2,593,222 units for an aggregate of $2,074,578 in the second private offering.

A final sale of unregistered shares of common shares to accredited investors was completed on February 2, ~~2006. In this third offering~~2006 (the "Third 2005 Offering"). In the Third 2005 Offering, we sold 762,500 shares of our common stock and warrants to acquire 381,250 shares of common stock for consideration of $610,000. We also issued 250,000 shares of common stock as a finder’s fee in conjunction with the private offerings. On February 2, 2006, two investors from the ~~February 2, 2006 offering~~Third 2005 Offering exercised warrants underlying a total of 250,000 shares of our common stock.

Summary

Our Company, page 1

4. Please add a brief description of the company's business.

RESPONSE: The Company intends to include a brief description of the Company’s business upon completion of the Staff’s review of the proposed amendment. The description will be included in the Form SB-2/A as follows or otherwise depending upon the timing of such filing, as appropriate:

Company Overview

Following the above-described transactions, our operations and management are substantially the operations and management of Gran Tierra Canada prior to the transactions. The former Gran Tierra Canada was formed by an experienced management team in early 2005, which collectively has over 100 years of hands-on experience in oil and natural gas exploration and production in most of the world's principal petroleum producing regions. Our objective is to acquire and exploit international opportunities in oil and natural gas exploration, development and production, focusing on South America. We made our initial acquisition of oil and gas producing and non-producing properties in Argentina in September 2005 for a total purchase price of approximately $7 million. In addition, we have recently acquired assets in Colombia.

Recent Developments, page 2

5.
We note your responses to prior comments 3 and 5. In the fourth paragraph under this section, it appears that the first three sentences are repeated in the sentences that follow. Please advise or revise.

November 1, 2006

RESPONSE: The Company will revise the Form SB-2/A to remove the repeated sentences.

6.	We note that you make reference to a "Closing Date" in the sixth paragraph of this section, but it does not appear that this term is defined. Please advise or revise.

RESPONSE: The Company will revise the Form SB-2/A so that “Closing Date” does not appear as a defined term.

7.
We note your response to our prior comment 4 and acknowledge receipt of a Confidential Private Placement Memorandum dated August 31, 2005, a Canadian Offering Memorandum dated August 31, 2005 and a Confidential Private Placement Memorandum dated October 12, 2005. It does not appear that we received the offering memorandum relating to the third private placement. Please advise.

RESPONSE: There is no offering memorandum relating to the third private placement. All of the investors in the third private placement were previous investors and received offering memorandums from the second private placement.

8.
We acknowledge receipt of copies of the Subscription Agreements and Registration Rights Agreements for each of the two private placements closed in the Fall of 2005 and the private placement closed in February 2006. Please file these agreements as exhibits to the Form SB-2.

RESPONSE: The Company will file the Registration Rights Agreement and the Subscription Agreement for the first and second closings of the first private placement as exhibits to the Registration Statement on Form SB-2/A as Exhibits 10.32 and 10.33, respectively. The Registration Rights Agreement and the Subscription Agreement for the second private placement are filed as exhibits to the Registration Statement on Form SB-2 as Exhibits 10.2 and 10.3, respectively. The Company will file the Registration Rights Agreement and the Subscription Agreement for the third private placement which closed in February 2006 as exhibits to the Registration Statement on Form SB-2/A as Exhibits 10.34 and 10.35, respectively.

Recent Financing Activities. page 2

9.
We note the disclosure in your Form 10-QSB for the quarter ended June 30, 2006 that a portion of the proceeds from the recent private placement is still held in escrow. Please update your disclosure to indicate that a portion is held in escrow and state the conditions that must be satisfied for all of the proceeds to be released.

RESPONSE: The Company will revise the Form SB-2/A to disclose the amount of proceeds that remain in escrow and to provide the conditions that must be satisfied for any remaining proceeds to be released when we file the SB-2/A.

November 1, 2006

Funds are being held in escrow pending a request from Gran Tierra to the Alberta Securities Commission requesting an exemption from prospectus requirements for the trading of common shares of Gran Tierra for purchasers resident in Alberta under available “accredited investor” exemptions in the private placement completed in June 2006.  There are $1,280,993 in funds being held in escrow awaiting satisfaction of this condition.

The Offering, page 3

10.
You state that 15,547,606 shares are being offered by the selling shareholders. Please revise this figure to include the stock you are registering that is issuable upon exercise of the warrants. We note that you state on the cover page of the prospectus that you are registering for resale 22,821,417 shares of common stock.

RESPONSE: The Company intends to revise the number of shares being offered by the selling shareholders in the Form SB-2/A to include the stock that is issuable upon exercise of the warrants. The Company also intends to add 412 selling stockholders to the Selling Stockholders table and to register an additional 77,921,349 shares. We have attached the Company's proposed revisions to the Selling Stockholders table as Exhibit A to this response letter.

Selling Stockholders, page 17

11.	Please update the information on this table to a more recent practicable date.

RESPONSE: The Company will update the Selling Stockholders table to a more recent practicable date when it files Amendment No. 3 to Form SB-2/A.

12.
We note that you have identified several selling shareholders as affiliates of broker-dealers. Please identify any such selling shareholder as an underwriter, unless you can state that it purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

RESPONSE: The Company intends to revise Form SB-2/A upon completion of the Staff’s review of the proposed amendment. We intend to revise the Form SB-2/A as follows:

We have been advised that, as noted below in the footnotes to the table, none of the selling stockholders are broker-dealers and 13 of the selling stockholders are affiliates of broker-dealers. We have been advised that each ~~of such selling stockholders~~such affiliate of a broker-dealer purchased our common stock and warrants in the ordinary course of business, not for resale, and ~~that none of such selling stockholders had,~~ at the time of purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the related common stock.

13.
Disclose whether any selling shareholder is a broker-dealer. If any selling shareholder is a broker-dealer, please identify it as an underwriter unless you can state that it obtained the securities being registered for resale as compensation for investment banking services.

November 1, 2006

RESPONSE: None of the selling shareholders are broker-dealers, which the Company disclosed on page 18 of the Form SB-2/A.

Description of Securities

General

14.
Please revise your disclosure, as appropriate, to reflect the recent amendments to your bylaws as disclosed in the 8-K filed June 21, 2006 in this section and in Item 24, Part II. Finally, please file the amendment to your bylaws as an exhibit to the registration statement.

RESPONSE: The Company intends to revise the Form SB-2/A to reflect the recent amendments to its bylaws disclosed in the Current Report on Form 8-K filed June 21, 2006 upon completion of the Staff’s review of the proposed amendments. The Company intends to file the amendment to the bylaws as Exhibit 3.6 to the Form SB-2/A and disclosure in the Form SB-2/A will be revised as follows:

Indemnification; Limitation of Liability

Nevada Revised Statutes (“NRS”) Sections 78.7502 and 78.751 provide us with the power to indemnify any of our directors and officers. The director or officer must have conducted himself/herself in good faith and reasonably believe that his/her conduct was in, or not opposed to our best interests. In a criminal action, the director, officer, employee or agent must not have had reasonable cause to believe his/her conduct was unlawful.

Under NRS Section 78.751, advances for expenses may be made by agreement if the director or officer affirms in writing that he/she believes he/she has met the standards and will personally repay the expenses if it is determined such officer or director did not meet the standards.

Our bylaws include an indemnification provision under which we have the power to indemnify our directors, officers, employees and former directors ~~and~~, officers and employees (including heirs and personal representatives) ~~against all costs, charges and expenses actually and reasonably incurred, including an amount paid to settle an action or satisfy a judgment to which the director or officer is made a party by reason of being or having been a director or officer of Gran Tierra or any of its subsidiaries.Our bylaws also provide that the directors may cause Gran Tierra to purchase and maintain insurance for the benefit of a person who is or was serving as a director, officer, employee or agent of Gran Tierra or any of its subsidiaries (including heirs and personal representatives) against a liability incurred by him/her as a director, officer, employee or agent~~to the fullest extent permitted under Nevada law.

November 1, 2006

Our articles of incorporation and bylaws provide a limitation of liability in that no director or officer shall be personally liable to Gran Tierra or any of its shareholders for damages for breach of fiduciary duty as director or officer involving any act or omission of any such director or officer, provided there was no intentional misconduct, fraud or a knowing violation of the law, or payment of dividends in violation of NRS Section 78.300.

Item 24 of Form SB-2/A will be revised as follows:

Item 24. Indemnification of Directors and Officers.

Under Nevada law, a corporation shall indemnify a director or officer against expenses, including attorneys’ fees, actually and reasonably incurred by him, to the extent the director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding. A corporation may indemnify a director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him/her in connection with the action, suit or proceeding. Excepted from that immunity are:

▪	a willful failure to deal fairly with the company or its stockholders in connection with a matter in which the director has a material conflict of interest;
▪	a violation of criminal law (unless the director has reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);
▪	a transaction from which the director derived an improper personal profit; and
▪	willful misconduct

Gran Tierra Energy Inc.’s (“Gran Tierra”) bylaws include an indemnification provision under which Gran Tierra has the power to indemnify its directors, officers, employees and former officers ~~and~~, directors and employees (including heirs and personal representatives) ~~against all costs, charges and expenses actually and reasonably incurred, including an amount paid to settle an action or satisfy a judgment to which the director or officer is made a party by reason of being or having been a director or officer of Gran Tierra or any of its subsidiaries~~to the fullest extent permitted under Nevada law.

~~Gran Tierra’s bylaws also provide that the directors may cause Gran Tierra to purchase and maintain insurance for the benefit of a person who is or was serving as a director, officer, employee or agent of Gran Tierra or any of its subsidiaries (including heirs and personal representatives) against a liability incurred by him/her as a director, officer, employee or agent.~~

November 1, 2006

Exchangeable Shares, page 62

15.
We note your response to our prior comment 15, and reissue it in part. Please state that 1203647 Alberta Inc. is a subsidiary of Gran Tierra Energy, and describe how 1203647 Alberta Inc. will acquire the shares necessary to satisfy its obligations.

RESPONSE: The Company intends to revise the Form SB-2/A to reflect that 1203647 Alberta Inc. is a subsidiary of Gran Tierra Energy and how it will issue the common shares for exchangeable shares. The Form SB-2/A will be revised as follows:

Exchangeable Shares

In the share exchange transaction involving the former shareholders of Gran Tierra Canada and Goldstrike, the Gran Tierra Canada stockholders were permitted to elect to receive, for each share of Gran Tierra Canada’s common stock held before the share exchange, 1.5873016 exchangeable shares of Goldstrike Exchange Co. The exchangeable shares are a means to defer taxes paid in Canada. Each exchangeable share can be exchanged by the holder for one share of our common stock at any time, and will receive the same dividends payable on our common stock. At the time of exchange, taxes may be due from the holders of the exchange shares. The exchangeable shares have voting rights through special voting stock described above, and the holders thereof are able to vote on all matters on which the holders of our common stock are entitled to vote.

In order to exchange exchangeable shares for shares of common stock a holder of exchangeable shares must submit a retraction request to Goldstrike Exchange Co. together with the share certificate representing the exchangeable shares. 120367 Alberta Inc. is a corporation incorporated under the laws of Alberta and is a wholly-owned subsidiary of Gran Tierra. Pursuant to a Voting Exchange and Support Agreement included as Exhibit 10.4 to the registration statement of which this prospectus forms a part, 120367 Alberta Inc. has an overriding right to purchase any exchangeable shares for which a retraction request has been submitted by providing the holder of the exchangeable shares subject to a retraction request with one share of common stock for each exchangeable share. Pursuant to the Voting Exchange and Support Agreement between 120367 Alberta Inc and Gran Tierra, Gran Tierra is obligated to deliver shares of its common stock to 120367 Alberta Inc. in order to satisfy the obligations of 120367 Alberta Inc.

November 1, 2006

Holders of exchangeable shares have the right to instruct the trustee to cause 120367 Alberta Inc. to purchase exchangeable shares for shares of common stock if Goldstrike Exchange Co becomes insolvent or institutes insolvency proceedings. In addition, 120367 Alberta Inc. will be deemed to have purchased the exchangeable shares for shares of common stock if we are subject to liquidation, wound up or dissolved.

The exchangeable shares are subject to retraction by Goldstrike Exchange Co. for shares of common stock at the earlier of: (i) November 10, 2012; (ii) the date that less than 10% of the issued and outstanding exchangeable shares are held by parties not affiliated with us; (iii) the date when the holders of exchangeable shares fail to approve a sale of all or substantially all of the assets of Goldstrike Exchange Co when requested to do so by us; (iv) the date when holders of exchangeable shares fail to approve a change in the terms of the exchangeable shares that is required to maintain their economic equivalence to shares of common stock; or (v) if there is a change of control transaction with respect to us. 120367 Alberta Inc has the right to purchase all exchangeable shares for common stock on the of the occurrence of any of these retraction events or if Goldstrike Exchange Co is being liquidated. In addition, we have the right to purchase (or to cause 120367 Alberta Inc. to purchase) all exchangeable shares if there is a change of law that permits holders of exchangeable shares to exchange their exchangeable shares for shares of common stock on a basis that will not require holders to recognize a capital gain for Canadian tax purposes.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 65

16.	We note your response to our prior comment 17 and your reference to the letter submitted by Moen and Company. Please specifically file this letter as an exhibit to the SB-2.

RESPONSE: The Company will file the letter submitted by Moen and Company as Exhibit 16.1 to Form SB-2/A.

Exhibits

Exhibit 5.1, page II-3

17.	Please obtain and submit a revised legal opinion that does not limit who may rely on it.

RESPONSE: We will provide a revised legal opinion as Exhibit 5.1 to Form SB-2/A, which opinion will not limit who may rely on it.

Financial Statements

Pro Forma Financial Statements for the three months ended March 31, 2006 and the year ended December 31, 2005, page F-36

November 1, 2006

18.
We understand that you will be addressing the composition of the financial statements of your predecessor entity when responding to prior comment 2 in our letter dated August 8, 2006. It will be necessary for you to revise the pro forma presentation in accordance with the resolution of that matter.

RESPONSE: Pursuant to a conversation with the Staff, the Company intends to include audited financial statements for the nine-month period ended September 30, 2006 in its amended Form SB-2. The pro forma financial statements for the three months ended March 31, 2006 will be updated to the period ended September 30, 2006. However, in connection with the audit of the financial statements for the nine-month period ended September 30, 2006, we do not believe that the pro forma financial statements will otherwise need to be revised.

19.
Refer to your pro forma statement of operations for the three months ended March 31, 2006. We note on the “Provision for income taxes” line item that you refer to Note 3b. It appears that you may have meant to refer to Note 2b. If so, please revise the note reference accordingly.

RESPONSE: The Company should have referred to Note 2b and intends to revise the note on the "Provision for income taxes" line item to refer to Note 2b when it files it amended Form 10-K and Form SB-2/A.

Note 1- Pro Forma Adjustments to the Consolidated Balance Sheet, page F-41

Note 3 - Purchase Price Allocation, page F-41

20.
We note that $40,402,000 of the purchase price has been allocated to Argosy's oil and gas properties. However, we note that you have adjusted the "Capital Assets” line item on the pro forma balance sheet to increase it by $39,776,000. Please disclose the underlying reason for this difference in the pro forma notes.

RESPONSE: The Company intends to replace the pro forma financial statements as at and for the three months ended March 31, 2006 in our Form 8-K/A with pro forma financial statements as at and for the nine months ended September 30, 2006. As a result, a pro forma balance sheet is no longer required. According to Topic 3II B of the Division of Corporation Finance Accounting Disclosure Rules and Practices, “a pro forma balance sheet is not required if an acquisition is already reflected in a historical balance sheet, however disclosures related to balance sheet accounts would still be required.” The Company intends to amend its Form SB-2/A to include the financial statements and pro forma financial information provided in the Form 8-K/A.

However, if the Company were required to include a pro forma balance sheet as at March 31, 2006, it would need to revise Note 3 relating to the Purchase Price Allocation to reflect that $626,000 of parts and supply inventory, previously classified as capital assets, were reclassified as inventory.

November 1, 2006

Note 4 - Basic and Diluted Earnings Per Share. page F-42

21.
We note you have disclosed the number of shares used to compute the pro forma per share data. Please confirm the number of shares used in the pro forma per share data calculation considers the effect of the shares issued to finance the acquisition as if the acquisition had taken place as of January 1, 2005.

RESPONSE:  The number of shares used in the pro forma share data calculation in Note 4 to the Company's pro forma consolidated financial statements reflects the effect of shares issued to finance the acquisition as if the acquisition had taken place on January 1, 2005, calculated as follows:

Weighted average shares outstanding at December 31, 2005	13,538,149
Shares issued on January 1, 2005 for the purchase of Argosy	25,000,000
Shares issued to Seller as part of Argosy purchase price	870,647
Total shares at December 31, 2005 for per share data	39,408,796

Weighted average shares of Gran Tierra at March 31, 2005	44,176,362
Shares issued on January 1, 2005 for the purchase of Argosy	25,000,000
Shares issued to Seller as part of Argosy purchase price	870,647
Total shares at March 31, 2005 for per share data	70,047,009

As the result of a calculation error, the basic and diluted earnings per share should have been calculated using 70,047,009 shares of common stock at March 31, 2006 and 39,408,796 shares of common stock at December 31, 2005. Despite the error by the Company, the pro forma consolidated Basic and Diluted Earnings/(loss) per share for the period from January 1, 2006 to March 31, 2006 and for the period January 1, 2005 to December 31, 2005 remain as $0.00 and $0.03, respectively, as a result of rounding. The Company has revised Note 4 to the pro forma consolidated financial statements to include the additional 30,000 shares at December 31, 2005 and to include a June 30, 2006 income statement in the place of the March 31, 2006.

In the September 30, 2006 pro forma statements that will be filed in our 8-K/A and SB-2/A, the following weighted average share amount as of September 30 will be used, to reflect the effect of shares issued to finance the acquisition as if the acquisition had taken place on January 1, 2005:

Weighted average shares outstanding at September 30, 2006	63,043,998
Shares issued on January 1, 2005 for the purchase of Argosy	25,000,000
Shares issued to Seller as part of Argosy purchase price	870,647
Total shares at September 30, 2006 for per share data	88,914,645

Argosy Energy International, LP Unaudited Interim Financial Statements, page F-43

November 1, 2006

22.	Please present a statement of income and statement of cash flows for the comparative interim period of the prior year, as required by Items 310(b) and (c) of Regulation S-B.

RESPONSE: The Company intends to amend its current report on Form 8-K to revise the financial statements and pro forma financial information previously provided under Item 9.01 of Form 8-K. In this amendment, the Company will present a statement of income and statement of cash flows for the comparative interim period of the prior year. The Company intends to amend its Form SB-2/A to include the financial statements and pro forma financial information provided in the Form 8-K/A.

Argosy Energy International, LP Audited Financial Statements

Note 2 - Summary of Significant Accounting Policies and Practices, page F-71

(f) Asset Retirement Obligation, page F-72

23.
We note that Argosy has accrued for costs related to environmental remediation and abandonment of wells belonging to the Aporto Putumayo Contract. Please explain to us why you did not increase your asset retirement obligation for this assumed obligation as of the date the business combination transaction was consummated.

RESPONSE: Argosy accrued the cost of abandonment of two non-producing wells in the Aporte Putamayo Contract when the area was surrendered in 2004.  At the time of the surrender, the non-producing wells had been shut in due to uneconomic production rates, however they had not been abandoned.  According to the contract, Ecopetrol and the Ministry for the Environment have the choice to either require Argosy to abandon the wells, or to continue production either through Ecopetrol or through reassignment of the contract to another company.  If production is continued at these wells, Argosy would have no further liability related to them.  At the time of the surrender, Argosy believed it was probable that they would be required to abandon the wells within the year, so they accrued the related costs.  The total amount accrued by Argosy, $250,000, was classified as accrued liabilities. This represents the full cost of completing the abandonment of these two wells.  Due to security concerns in the Aporte Putamayo region, the decision by Ecopetrol and the Ministry for the Environment was delayed, and still has not been resolved, although we now have information that the security situation has improved, and we are formally requesting that a decision be provided by the authorities.  We believe at this time that a decision will be made, and if there is any work required it will be completed, within a year.  Therefore, we included the $250,000 liability in accrued liabilities as of the date the business combination transaction was consummated.

Note 7 - Pension Plan, page F-76

24.	Please present a reconciliation of the beginning and ending balances of the benefit obligation related to Argosy's benefit plan as required by paragraph 5a of SFAS 132R.

November 1, 2006

RESPONSE: The Company intends to amend its current report on Form 8-K to revise the financial statements and pro forma financial information previously provided under Item 9.01 of Form 8-K. In this amendment, the Company will present a reconciliation of the beginning and ending balances of the benefit obligation related to Argosy’s benefit plan in Note 7 to the audited financial statements of Argosy. The Company intends to amend its Form SB-2/A to include the financial statements and pro forma financial information provided in the Form 8-K/A.

Note 12 - Disagreements Between Argosy Energy International and Ecopetrol, page F-81

25.
We note your disclosure in which you explain you and your customer have interpreted certain key terms of a contract differently, and you are currently seeking resolution through legal proceedings. In addition, we note you have presented an estimated value of the possible loss that you may incur if the legal proceedings do not result in your favor. Please disclose whether you have accrued any amount of this possible loss in your financial statements.

RESPONSE: The Company intends to amend its current report on Form 8-K to revise the financial statements and pro forma financial information previously provided under Item 9.01 of Form 8-K. In this amendment, the Company will revise Note 12 to the audited financial statements of Argosy to disclose that Argosy did not accrue any amount related to the potential loss because it is not probable that a loss will be incurred in the disagreement with Ecopetrol.  The disagreement is disclosed in the notes to the financials because it is probable that a claim will be asserted by Ecopetrol, and it is reasonably possible that the outcome will result in the loss estimated in Note 12. The Company intends to amend its Form SB-2/A to include the financial statements and pro forma financial information provided in the Form 8-K/A. The Company also intends to revise the Legal Proceedings disclosure in the SB-2/A to disclose the legal proceeding with Ecopetrol.

Supplemental Oil and Gas Information (Unaudited, page F-83

26.
We note that Argosy has capitalized unproved oil and property costs that are not yet subject to amortization. Please comply with the disclosure requirements of Rule 4-10(c)(7)(ii) of Regulation S-X, which requires a description of the current status of the significant unproved properties, including the anticipated timing of the inclusion of the associated costs in the amortization computation; and a table showing by categories the costs making up the unproved oil and gas properties account balance.

RESPONSE: The Company intends to amend its current report on Form 8-K to revise the financial statements and pro forma financial information previously provided under Item 9.01 of Form 8-K. In this amendment, the Company will revise Note 5 to the audited financial statements of Argosy to provide a description of the significant unproved properties, including the anticipated timing of the inclusion of the associated costs in the amortization computation and a table reflecting the costs constituting the unproved oil and gas properties account balance. The Company intends to amend its Form SB-2/A to include the financial statements and pro forma financial information provided in the Form 8-K/A.

November 1, 2006

If you have any questions, please contact me at (704) 373-8862.

Sincerely,

/s/ Jason H. Scott

Jason H. Scott

cc:	Donna Levy Dana Coffield James Hart Louis Zehil Jennifer Gallagher James Murphy

EXHIBIT A

	Shares of Common Stock Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Owned Upon Completion of the Offering(a)	Percentage of Common Stock Outstanding Upon Completion of Offering
Alan Rubin[1]	99,999	99,999	--	--
Alec P. Morrison Sandra Morrison JT TEN[2]	150,000	150,000	--	--
Alexander Cox[3]	1,005,000	1,005,000	--	--
Alfonso Kimche[4]	25,001	25,001	--	--
Alvin L. Gray[5]	150,000	150,000	--	--
Amaran Tyab[6]	7,500	7,500	--	--
Andrew Goodacre[7]	24,750	24,750	--	--
Anne Lindsay Cohn Holstead[8]	75,000	75,000	--	--
Anthony Jacobs[9]	300,000	300,000	--	--
Anthony Smith[10]	90,000	90,000	--	--
Arleen Agate[11]	72,375	72,375	--	--
Arnie Charbonneau[12]	46,875	46,875	--	--
Arnold Schumsky[13]	50,000	50,000	--	--
Arthur Ruoff[14]	48,000	48,000	--	--
Arthur Sinensky[15]	99,999	99,999	--	--
Atlantis Company Profit Sharing Plan, Elisa Medhus TTEE UAD[16]	90,000	90,000	--	--
Aton Select Fund Ltd.[17]	937,431	937,431	--	--
Bancor Inc.[18]	150,000	150,000	--	--
Bank Sal. Oppenheim jr. & Cie (Switzerland) Ltd.[19]	3,187,500	3,187,500	--	--
Barbara Jean Taylor[20]	149,982	149,982	--	--
Barry R. Balsillie[21]	233,730	75,000	158,730	*
Barry Tucker[22]	37,500	37,500	--	--
Bashaw Fertilizer Ltd.[23]	112,500	112,500	--	--
Bayford Investments, Ltd.[24]	150,000	150,000	--	--
Beattie Homes Ltd.[25]	149,982	149,982	--	--
Bela Balaz[26]	29,978	29,978	--	--
Ben Tabin[27]	12,000	12,000	--	--
Ben T. Morris[28]	138,750	138,750	--	--
Benedek Investment Group, LLC[29]	150,000	150,000	--	--
Bernie Broda[30]	46,875	46,875	--	--
Betty Wong[31]	46,875	46,875	--	--
Bill Birdwell & Willie C. Birdwell JTWROS[32]	37,500	37,500	--	--
Bill Cormylo[33]	30,000	30,000	--	--
Bill Haak & Johnnie S. Haak JTWROS[34]	75,000	75,000	--	--
Blake Selig[35]	30,000	30,000	--	--
BMO Nesbitt Burns I/T/F: A/C 402-204-1224[36]	349,998	349,998	--	--
Bob Geddes[37]	37,500	37,500	--	--
Bobby Smith Cohn[38]	75,000	75,000	--	--
Brad D. Sanders[39]	37,500	37,500	--	--
Brad W. Gabel[40]	24,750	24,750	--	--
Bret D. Sanders[41]	37,500	37,500	--	--
Brian Cole[42]	25,500	25,500	--	--
Brian Kuhn[43]	255,000	255,000	--	--
Brian Payne and Heather Payne T/I/C44	22,500	22,500	--	--
Brion Bailey[45]	22,500	22,500	--	--
Bristol Investment Fund, Ltd.[46]	500,000	500,000	--	--
Bruce R. McMaken[47]	25,500	25,500	--	--
Bruce Slovin[48]	150,000	150,000	--	--
Brunella Jacs LLC[49]	99,999	99,999	--	--
Canaccord Capital Corporation[50]	250,000	250,000	--	--
Capital Ventures International[51]	1,500,000	1,500,000	--	--
Carl &/or Shirley Berdahl JTWROS[52]	45,000	45,000	--	--
Carl Pipes[53]	30,000	30,000	--	--
Carmax Enterprises Corporation[54]	30,000	30,000	--	--

Shares of Common Stock Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Owned Upon Completion of the Offering(a)	Percentage of Common Stock Outstanding Upon Completion of Offering
Carmen Neufeld[55]	149,988	149,988	--	--
Carol C. Barbour Profit Sharing Plan Pershing LLC - Cust Profit Sharing Plan FBO: Carol C. Barbour[56]	75,000	75,000	--	--
Carol Edelson[57]	24,999	24,999	--	--
Carol Tambor[58]	50,000	50,000	--	--
Carter Pope[59]	200,000	200,000	--	--
Caryl R. Reese and Albert L. Reese JTWROS[60]	45,000	45,000	--	--
Castlerigg Master Investments Ltd.[61]	2,000,001	2,000,001	--	--
Catherine E. Coffield[62]	75,000	75,000	--	--
Cathy Selig[63]	50,001	50,001	--	--
CD Investment Partners, Ltd[64]	1,000,001	1,000,001	--	--
Chad Oakes[65]	644,957	644,957	--	--
Charles R. Offner and Diane Offner Ten Com[66]	202,500	202,500	--	--
Chester Family 1997 Trust UAD 12/09/1997[67]	50,000	50,000	--	--
Chestnut Capital Partners II LLC[68]	300,000	300,000	--	--
Chris Gandalfo[69]	15,000	15,000	--	--
Chris Saunders[70]	18,000	18,000	--	--
Christian Thomas Swinbank UAD 03/14/06 Christian Thomas Swinbank TTEE[71]	50,001	50,001	--	--
Christine M. Sanders[72]	75,000	75,000	--	--
Chuck Ramsay[73]	50,000	50,000	--	--
City and Claremont Capital Assets Limited[74]	249,999	249,999	--	--
Clarence Tomanik[75]	149,988	149,988	--	--
Clive Mark Stockdale[76]	48,000	48,000	--	--
Code Consulting Ltd.[77]	75,000	75,000	--	--
Constance O. Welsch/Simple IRA - Pershing LLC Custodian[78]	15,000	15,000	--	--
Coromandel Resources Ltd.[79]	37,500	37,500	--	--
Courtney Cohn Hopson Separate Account[80]	75,000	75,000	--	--
Cranshire Capital, L.P.[81]	249,999	249,999	--	--
Crescent International Ltd.[82]	450,000	450,000	--	--
Dale Foster[83]	191,825	112,460	79,365	*
Dale Tremblay[84]	99,999	99,999	--	--
Dan Echino[85]	24,750	24,750	--	--
Dan L. Duncan[86]	375,000	375,000	--	--
Dan O'Brien[87]	45,000	45,000	--	--
Dana Quentin Coffield[88]	1,834,662	144,979	1,689,683	_____%
Danich Investments, Ltd.[89]	65,625	65,625	--	--
Daniel Corbin[90]	82,500	82,500	--	--
Daniel Todd Dane[91]	849,977	849,977	--	--
Don A. Sanders[92]	720,000	720,000	--	--
Darrin Gabel[93]	19,500	19,500	--	--
Datavision Computer Video, Inc.[94]	50,001	50,001	--	--
David L. Shadid[95]	50,001	50,001	--	--
David M. Breen & Shelly P. Breen JTWROS[96]	22,500	22,500	--	--
David M. Robichaux PSP-Pershing LLC as Custodian[97]	24,999	24,999	--	--
David N. Malm Anaesthesia Inc.[98]	45,000	45,000	--	--
David Shapiro[99]	45,000	45,000	--	--
David T. Jensen100	50,000	50,000	--	--
David Towery101	45,000	45,000	--	--
David Westlund102	90,000	90,000	--	--
Delores Antonsen103	60,000	60,000	--	--
Dennis Bleackley104	18,000	18,000	--	--
DKR Soundshore Oasis Holding Fund Ltd.105	500,000	500,000	--	--
Don Cowie106	18,000	18,000	--	--
Don S. Cook107	50,000	50,000	--	--

Shares of Common Stock Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Owned Upon Completion of the Offering(a)	Percentage of Common Stock Outstanding Upon Completion of Offering
Donald A. Wright108	1,658,730	1,500,000	158,730	*
Donald J. Roennigke109	37,500	37,500	--	--
Donald L. Poarch110	45,000	45,000	--	--
Donald Moss111	80,000	80,000	--	--
Donald R. Kendall, Jr.112	37,500	37,500	--	--
Donald Streu113	25,500	25,500	--	--
Donald V. Weir and Julie E. Weir114	258,750	258,750	--	--
Donna Moss115	22,500	22,500	--	--
Doug Riopelle &/or Linda Benham-Riopelle JTWROS116	18,000	18,000	--	--
Dr. William Grose Agency117	50,000	50,000	--	--
Duane Renfro118	50,001	50,001	--	--
Duke Family Rev. Living Trust UAD 03/08/2006119	50,000	50,000	--	--
Earl Fawcett120	65,625	65,625	--	--
Ed McAninch121	60,000	60,000	--	--
Edmund &/or Judy Houchin JTWROS122	22,500	22,500	--	--
Edmund Melhado123	150,000	150,000	--	--
Edward B. Antonsen124	142,500	142,500	--	--
Edward Armogan125	18,000	18,000	--	--
Edward C. Grant126	74,982	74,982	--	--
Edward F. Heil127	249,999	249,999	--	--
Edward Muchowski128	150,000	150,000	--	--
Edwin Freedman129	300,000	300,000	--	--
Edwin Lau130	46,875	46,875	--	--
Elizabeth J. Fenton131	37,500	37,500	--	--
Elizabeth Kirby Cohn McCool Separate Property132	75,000	75,000	--	--
Emily H. Todd Separate Property133	30,000	30,000	--	--
Emily Harris Todd IRA134	24,999	24,999	--	--
Enable Growth Partners LP135	1,125,000	1,125,000	--	--
Enable Opportunity Partners LP136	225,000	225,000	--	--
Eric Glen Weir137	45,000	45,000	--	--
Eric Pederson138	65,625	65,625	--	--
Evonne Whelan139	19,280	19,280	--	--
F. Berdon Co. L.P.140	45,000	45,000	--	--
Faccone Enterprises Ltd.141	76,875	76,875	--	--
Frank J. Metyko Jr. & Mark J. Metyko & Kurt F. Metyko TTEES, Frank J. Metyko Residuary Tr142	24,999	24,999	--	--
Fred A. Stone, Jr.143	45,000	45,000	--	--
Fred Parrish Investments PTY Ltd.144	100,001	100,001	--	--
Gary &/or Charlotte Vermeulen JTWROS145	24,750	24,750	--	--
Gary Friedland146	30,000	30,000	--	--
Gary Gee Wai Hoy and Lily Lai Wan Hoy147	72,357	72,357	--	--
George Himann148	24,750	24,750	--	--
George L. Ball149	198,750	198,750	--	--
Georges Antoun & Martha Antoun JTWROS150	50,000	50,000	--	--
George Vernon Symons151	44,978	44,978	--	--
Gerald Golub152	50,001	50,001	--	--
Gerald Slamko153	18,000	18,000	--	--
Geriann Sweeney & Louis Paul Lohn Com Prop154	100,001	100,001	--	--
Glenn Andrew Welsch TTEE Constance Welsch Trust U/A DTD 12/18/95155	22,500	22,500	--	--
Glenn Fleischhacker156	25,001	25,001	--	--
G-Mac Welding Ltd.157	3,750	3,750	--	--
Gonzalo Vazquez158	105,000	105,000	--	--
Gordon W. Ross Real Estate Inc.159	24,750	24,750	--	--
Gottbetter & Partners, LLP in Trust for Besser Kapital Fund Ltd160	100,001	100,001	--	--
Grace To161	15,000	15,000	--	--

Shares of Common Stock Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Owned Upon Completion of the Offering(a)	Percentage of Common Stock Outstanding Upon Completion of Offering
Gran Tierra Investments J. Livingston Kosberg162	249,999	249,999	--	--
Grant E. Sims and Patricia Sims JT TEN163	75,000	75,000	--	--
Grant E. Sims C/F Eric R. Sims UTMA TX164	7,500	7,500	--	--
Grant E. Sims C/F Ryan S. Sims UTMA TX165	7,500	7,500	--	--
Grant E. Sims C/F Scott A. Sims UTMA TX166	7,500	7,500	--	--
Grant Hodgins167	72,357	72,357	--	--
Greg Crowe168	46,875	46,875	--	--
Gregg J. Sedun169	337,472	337,472	--	--
Gregory Selig Lewis170	30,000	30,000	--	--
Greywolf Capital Overseas Fund LP171	7,200,000	7,200,000	--	--
Greywolf Capital Partners II, LP172	2,800,001	2,800,001	--	--
H. Markley Crosswell, III173	22,500	22,500	--	--
Hal Rothbaum174	100,001	100,001	--	--
Hans Rueckert175	40,500	40,500	--	--
Harborview Master Fund LP176	150,000	150,000	--	--
Harry Gabel177	24,750	24,750	--	--
Harvey Friedman Francine Friedman JT TEN178	25,001	25,001	--	--
Hazel Bennett179	15,000	15,000	--	--
Heather and Ian Campbell JTWROS180	20,001	20,001	--	--
Henry Polessky181	46,875	46,875	--	--
Herbert Lippin182	30,000	30,000	--	--
Highland Resources Ltd.183	24,750	24,750	--	--
Hiroshi Ogata184	30,000	30,000	--	--
Hollyvale Limited185	55,500	55,500	--	--
Hooter's Welding Ltd.186	20,250	20,250	--	--
Howard Simon187	99,999	99,999	--	--
Hudson Bay Fund, LP188	149,499	149,499	--	--
Hudson Bay Overseas Fund, Ltd.189	50,001	50,001	--	--
Humbert B. Powell III190	46,875	46,875	--	--
Humphrey Family Limited Partnership191	30,000	30,000	--	--
Hunter & Co. LLC Defined Pension Plan192	52,500	52,500	--	--
Ilex Investments LP193	300,000	300,000	--	--
Investcorp Interlachen Multi-Strategy Master Fund Limited194	3,000,000	3,000,000	--	--
IRA FBO Andrew Klein Pershing LLC as Custodian195	24,999	24,999	--	--
IRA FBO Anthony Jacobs Pershing LLC as Custodian Rollover Account196	225,000	225,000	--	--
IRA FBO Bessie Montesano Pershing LLC as Custodian197	50,001	50,001	--	--
IRA FBO Christopher Neal Todd, Pershing LLC as Custodian Rollover Account198	30,000	30,000	--	--
IRA FBO Erik Klefos Pershing LLC as Custodian199	45,000	45,000	--	--
IRA FBO Hyman Gildenhorn Pershing LLC as Custodian200	228,000	228,000	--	--
IRA FBO Jeff G. Mallett / Pershing LLC as Custodian / Roth Account201	30,000	30,000	--	--
IRA FBO Jill Anne Harris Pershing as Custodian202	25,001	25,001	--	--
IRA FBO Lewis S. Rosen Pershing LLC as Custodian203	24,999	24,999	--	--
IRA FBO Linda Lorelle Gregory/Pershing LLC as Custodian204	45,000	45,000	--	--
IRA FBO Lisa Marcelli Pershing LLC as Custodian205	24,999	24,999	--	--
IRA FBO Marc W. Evans Pershing LLC as Custodian206	24,999	24,999	--	--
IRA FBO Merila F. Peloso Pershing LLC as Custodian Rollover Account207	24,999	24,999	--	--

Shares of Common Stock Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Owned Upon Completion of the Offering(a)	Percentage of Common Stock Outstanding Upon Completion of Offering
IRA FBO Paul H. Sanders, Jr./Pershing LLC as Custodian Rollover Account208	15,000	15,000	--	--
IRA FBO Paula L. Santoski Pershing LLC as Custodian209	50,000	50,000	--	--
IRA FBO Robert C. Clifford Pershing LLC as Custodian Rollover Account210	45,000	45,000	--	--
IRA FBO Robert E. Witt Pershing LLC as Custodian Rollover Account211	60,000	60,000	--	--
IRA FBO Robert Larry Kinney/Pershing LLC as Custodian Rollover Account212	75,000	75,000	--	--
IRA FBO Scott M. Marshall Pershing LLC as Custodian213	144,000	144,000	--	--
IRA FBO: Michael W. Mitchell/Pershing LLC as Custodian Rollover Account214	75,000	75,000	--	--
Iroquois Master Fund Ltd.215	249,999	249,999	--	--
J. Barrett Developments Ltd.216	24,750	24,750	--	--
J.M.C. Investments Ltd.217	82,500	82,500	--	--
Jack Coldwell218	18,000	18,000	--	--
Jackie S. Moore219	37,500	37,500	--	--
James B. Terrell Trust UAD 09/12/90220	75,000	75,000	--	--
James E. Anderson221	75,000	75,000	--	--
James Fletcher222	45,000	45,000	--	--
James Garson223	50,001	50,001	--	--
James L. Harris224	46,875	46,875	--	--
Jamie Gilkison225	46,875	46,875	--	--
James McNeill226	499,950	499,950	--	--
James R. Timmins and Alice M. Timmins T/I/C227	124,998	124,998	--	--
James W. Christie228	24,999	24,999	--	--
James W. Christmas229	150,000	150,000	--	--
Jan Bartholomew230	24,999	24,999	--	--
Jan Rask231	500,000	500,000	--	--
Janet E. Sikes232	15,000	15,000	--	--
Janet R. Denhamer233	37,472	37,472	--	--
Jason Soprovich Realty Inc.234	46,875	46,875	--	--
Jay Moorin235	1,000,001	1,000,001	--	--
Jeff G. Mallett & Company Inc. PSP/FBO Jeff G. Mallett236	37,500	37,500	--	--
Jeff G. Mallett & Company PSP FBO Denise M. Anderson237	7,500	7,500	--	--
Jeffrey J. Orchen238	150,000	150,000	--	--
Jeffrey J. Orchen P/S Plan DTD 1/1/95 Jeffrey J. Orchen TTEE239	89,000	89,000	--	--
Jeffrey J. Scott240	2,513,861	824,972	1,688,889	______%
Jeffrey Schnipper241	60,000	60,000	--	--
Jens Hansen242	30,000	30,000	--	--
Jeremy Link243	25,500	25,500	--	--
Jerry &/or Cheryl Houchin JTWROS244	24,750	24,750	--	--
Jerzy Nowak245	24,750	24,750	--	--
Jim and Kathleen Gilders246	93,728	93,728	--	--
Jim Anderson247	7,500	7,500	--	--
Jim Taylor248	30,000	30,000	--	--
Joe M. Bailey249	75,000	75,000	--	--
Joel Stuart250	24,999	24,999	--	--
John and Jodi Malanga251	63,000	63,000	--	--
John H. Gray252	45,000	45,000	--	--
John I. Mundy Separate Property253	45,000	45,000	--	--
John Jeffrey Mundy Trustee Mundy 2000 Gift Trust Dtd 01/01/2000254	45,000	45,000	--	--

Shares of Common Stock Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Owned Upon Completion of the Offering(a)	Percentage of Common Stock Outstanding Upon Completion of Offering
John L. Nau III and Barbara Nau JT TEN255	202,500	202,500	--	--
John M. O'Quinn256	225,000	225,000	--	--
John N. Spiliotis257	24,999	24,999	--	--
John V. Hazleton Jr. & Bonnie C. Hazleton, TIC258	19,500	19,500	--	--
John W. Johnson259	45,000	45,000	--	--
John W. Lodge III260	50,000	50,000	--	--
John W. Seaman261	29,998	29,998	--	--
Jonathan Day262	30,000	30,000	--	--
Jorge Cangini263	60,000	60,000	--	--
Joseph A. Ahearn264	50,001	50,001	--	--
Joseph A. Cech265	40,050	40,050	--	--
Joseph B. Swinbank266	45,000	45,000	--	--
Joseph Grosso267	75,000	75,000	--	--
Joseph H. Flom268	75,000	75,000	--	--
Judith Ann Bates269	30,000	30,000	--	--
Judith Ricciardi270	45,000	45,000	--	--
Julius Johnston IV271	30,000	30,000	--	--
Katherine U. Sanders 1990272	150,000	150,000	--	--
Katherine U. Sanders Children Trust Dtd. 2003 / Don Weir Trustee273	375,000	375,000	--	--
Kelly Fraser274	52,500	52,500	--	--
Ken Wong275	72,375	72,375	--	--
Kenneth Kaplan276	50,000	50,000	--	--
Kent Kirby277	7,500	7,500	--	--
Kent Milani278	15,000	15,000	--	--
Kevin Donald Poynter279	300,000	300,000	--	--
Kiyoshi Fujieda280	30,000	30,000	--	--
Kornell Capital Corporation281	49,500	49,500	--	--
Kyung Chun Min282	32,700	32,700	--	--
L G Vela283	24,999	24,999	--	--
Lakeview Fund, LP284	799,998	799,998	--	--
Lamond Investments Ltd285	187,500	187,500	--	--
Lance DG Uggla286	599,990	599,990	--	--
Larry F. Crews287	25,500	25,500	--	--
Larry Martin288	75,000	75,000	--	--
Larry Zalk289	50,000	50,000	--	--
Laura Connally290	24,999	24,999	--	--
Laura K. Sanders291	75,000	75,000	--	--
Lawrence Johnson West292	24,999	24,999	--	--
Lee Corbin293	25,500	25,500	--	--
Leigh Ellis and Mimi G. Ellis JTWROS294	30,000	30,000	--	--
Lenny Olim295	30,000	30,000	--	--
Leo Wong296	75,000	75,000	--	--
Leticia Turullos SEP IRA297	24,999	24,999	--	--
Liaqat A Khan298	25,500	25,500	--	--
Lindsay Bottomer299	37,500	37,500	--	--
Lisa Dawn Weir300	60,000	60,000	--	--
Lisa Streu301	84,375	84,375	--	--
Lloyd Clark302	25,200	25,200	--	--
Lorain S. Davis Trust T. Stogel TTEE U/A DTD 11/10/1986 Tracy Stogel303	24,999	24,999	--	--
Louis and Carol Zehil304	99,999	99,999	--	--
Louis Gleckel, MD305	30,000	30,000	--	--
LSM Business Services Ltd.306	76,875	76,875	--	--
Luc Chartrand307	112,500	112,500	--	--
Luke J. Drury TTEE Luke J. Drury Non-Exempt Trust308	75,000	75,000	--	--
M. St. John Dinsmore309	60,000	60,000	--	--

Shares of Common Stock Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Owned Upon Completion of the Offering(a)	Percentage of Common Stock Outstanding Upon Completion of Offering
Mac Haik310	300,000	300,000	--	--
Mahmood Mangalji311	7,500	7,500	--	--
Marc S. Powell TTEE Lori T. Powell TTEE U/A DTD 5/7/04 The Powell Family Trust312	30,000	30,000	--	--
Margaret G. Reed313	25,500	25,500	--	--
Maria Checa314	59,999	59,999	--	--
Mark & Monica Tompson315	45,000	45,000	--	--
Mark Drury TTEE FBO Mark J. Drury Non-Exempt Trust316	75,000	75,000	--	--
Mark E. Cline317	46,875	46,875	--	--
Mark Leszczynski318	50,001	50,001	--	--
Mark N. Davis319	25,001	25,001	--	--
Markus Ventures, L.P.320	300,000	300,000	--	--
Mary E. Shields321	24,999	24,999	--	--
Mary Harris Cooper322	24,999	24,999	--	--
Matthew D. Myers323	25,500	25,500	--	--
Matthew Drury TTEE FBO Matthew J. Drury Non-Exempt Trust324	75,000	75,000	--	--
Max M. Dillard325	150,000	150,000	--	--
Max Wei326	39,984	39,984	--	--
Mazzei Holdings LLC327	50,000	50,000	--	--
McCarron Family Partners Ltd.328	24,999	24,999	--	--
Melton Pipes Pershing LLC as Custodian329	30,000	30,000	--	--
Melvin Howard330	45,000	45,000	--	--
Merrick C. Marshall331	30,000	30,000	--	--
Michael Glita & Joan Glita JTTEN332	150,000	150,000	--	--
Michael Graham333	60,000	60,000	--	--
Michael J. Gaido, Jr. Special Account334	99,999	99,999	--	--
Michael J. Hampton335	75,000	75,000	--	--
Michael J. Stark336	187,472	187,472	--	--
Michael L Thiele Elaine D Thiele JT TEN337	200,000	200,000	--	--
Michael McNulty338	24,999	24,999	--	--
Michael Paraskake339	63,000	63,000	--	--
Michael F. Schaefer340	750,000	750,000	--	--
Michael S. Chadwick341	25,499	25,499	--	--
Middle March Partners LTD342	100,001	100,001	--	--
Mike Hudson343	30,000	30,000	--	--
Millennium Global High Yield Fund Limited344	4,002,000	4,002,000	--	--
Millennium Global Natural Resources Fund Limited345	1,000,500	1,000,500	--	--
Morton A. Cohn346	225,000	225,000	--	--
Morton J. Weisberg347	39,999	39,999	--	--
MP Pensjon348	1,049,970	1,049,970	--	--
Nadine C. Smith and John D. Long, Jr349	2,065,761	1,087,500	978,261	_____%
Nancy J. Harmon350	45,000	45,000	--	--
Nathan Hagens351	60,000	60,000	--	--
Neil Davey352	7,500	7,500	--	--
Nell Dragovan353	46,875	46,875	--	--
Neon Rainbow Holdings Ltd.354	25,500	25,500	--	--
Nick DeMare355	187,472	187,472	--	--
Nite Capital LP356	1,299,999	1,299,999	--	--
Norman Goldberg357	99,999	99,999	--	--
Northcity Investments Corp.358	25,500	25,500	--	--
North Group Limited359	60,000	60,000
P & J Fingerhut Family Trust, Joan Fingerhut Trustee, John Tuschman Agent UDPA360	45,000	45,000	--	--
Patricia J. Allewell Prof. Corp.361	18,000	18,000	--	--
Paul Evans362	24,999	24,999	--	--

Shares of Common Stock Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Owned Upon Completion of the Offering(a)	Percentage of Common Stock Outstanding Upon Completion of Offering
Paul Lukowitsch363	25,001	25,001	--	--
Paul Mitcham364	60,000	60,000	--	--
Paul Osher and Sara Osher JTWROS365	50,000	50,000	--	--
Paul Stein366	24,750	24,750	--	--
Paul Tate and Lara M. Tate TIC367	45,000	45,000	--	--
Paula L. Santoski Special Property368	50,000	50,000	--	--
Pauline H. Gorman Trust UTD 3/10/93 UAD03/10/93369	24,999	24,999	--	--
Penn Capital Management Capital Structure Opportunities Fund, LP370	99,999	99,999	--	--
Perfco Investments Ltd.371	2,412,302	825,000	1,587,302	_____%
Peter C. Nichols372	22,500	22,500	--	--
PGS Holdings Ltd.373	37,500	37,500	--	--
Philip M. Garner & Carol P. Garner Ten in Com374	300,000	300,000	--	--
Pierce Diversified Strategy Master Fund LLC, Ena375	150,000	150,000	--	--
Platinum Business Investment Company, Ltd.376	300,000	300,000	--	--
Postell Energy Co Ltd377	37,500	37,500	--	--
Professional Billing Ltd.378	200,000	200,000	--	--
Professional Trading Services SA379	937,500	937,500	--	--
Prussian Capital Corp380	75,000	75,000	--	--
QRS Holdings Ltd.381	45,000	45,000	--	--
RAB American Opportunities Fund Limited382	350,001	350,001	--	--
Rafael Orunesu383	120,000	120,000	--	--
Rahn and Bodmer384	99,999	99,999	--	--
Richard &/or Susan Burton JTWROS385	15,000	15,000	--	--
Richard D. Kinder386	249,999	249,999	--	--
Richard H. Dahl387	24,750	24,750	--	--
Richard Hochman388	22,500	22,500	--	--
Richard M. Crawford389	46,875	46,875	--	--
Richard Machin390	63,750	63,750	--	--
Richard MacDermott391	247,478	247,478	--	--
RJS Jr./PLS 1992 Trust FBO Robert J. Santoski Jr., Paula Santoski TTEE392	24,999	24,999	--	--
Rob Anderson393	153,750	153,750	--	--
Rob Krahn394	52,500	52,500
Robert A. Fenton395	37,500	37,500	--	--
Robert Card396	15,000	15,000	--	--
Robert D. Steele397	549,960	232,500	317,460	*
Robert Freedman398	150,000	150,000	--	--
Robert K. Macleod399	69,999	69,999	--	--
Robert Sayre Lindsey Sayre JT TEN400	24,999	24,999	--	--
Robert W. Y. Kung401	25,500	25,500	--	--
Robert Wilensky402	30,000	30,000	--	--
Robert Zappia403	60,000	60,000	--	--
Roberta Kintigh404	25,500	25,500	--	--
Robin G. Forrester405	24,999	24,999	--	--
Rock Associates406	24,999	24,999	--	--
Rodadon Investments Ltd.407	18,000	18,000	--	--
Rodney B. Dand Professional Corp408	19,500	19,500	--	--
Ron Carey409	74,978	74,978	--	--
Ron C. Northcott410	24,750	24,750	--	--
Ron Davi411	200,000	200,000	--	--
Rose Anna Marshall412	105,000	105,000	--	--
Rosen Family Trust413	75,000	75,000	--	--
Rowena M. Santos414	72,375	72,375	--	--
Roy Alan Price415	52,500	52,500	--	--
Rubin Children Trust416	300,000	300,000	--	--
Rune Medhus Elisa Medhus M.D.417	105,000	105,000	--	--

Shares of Common Stock Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Owned Upon Completion of the Offering(a)	Percentage of Common Stock Outstanding Upon Completion of Offering
Russell Hardin, Jr.418	75,000	75,000	--	--
Samuel A. Jones419	37,500	37,500	--	--
Samuel Belzberg420	468,750	468,750	--	--
Sandeep G. Aggarwal Professional Corporation421	15,000	15,000	--	--
Sanders 1998 Childrens Trust422	187,500	187,500	--	--
Sanders Opportunity Fund (Institutional) LP423	1,520,904	1,520,904	--	--
Sanders Opportunity Fund LP424	475,971	475,971	--	--
Sandy Valley Two LLC425	45,000	45,000	--	--
Sanovest Holdings Ltd.426	577,500	577,500	--	--
Sara Tyab427	7,500	7,500	--	--
Scott Andrews428	150,000	150,000	--	--
Sean Warren429	33,750	33,750	--	--
Second City Capital Partners I, Limited Partnership430	1,050,000	1,050,000	--	--
SEP FBO David M. Underwood Pershing LLC as Custodian431	15,000	15,000	--	--
SEP FBO Dwight W. Fate Pershing LLC as Custodian432	24,999	24,999	--	--
SEP FBO Kenneth L. Hamilton / Pershing LLC as Custodian433	7,500	7,500	--	--
SEP FBO Peter G. Sarles Pershing LLC as Custodian 434	30,000	30,000	--	--
SEP FBO Philip M. Garner Pershing LLC as Custodian435	40,700	40,700	--	--
SEP FBO Rick Pease/ Pershing LLC as Custodian436	15,000	15,000	--	--
SEP FBO Robert Slanovits Pershing LLC as Custodian437	15,000	15,000	--	--
SEP FBO Susan S Lehrer Pershing LLC as Custodian438	24,999	24,999	--	--
SEP FBO Thomas Giarraputo Pershing LLC as Custodian439	84,000	84,000	--	--
SEP FBO William E Grose MD Pershing LLC as Custodian440	24,999	24,999	--	--
Shadow Creek Capital Partners LP441	300,000	300,000	--	--
Sharetron Limited Partnership442	60,000	60,000	--	--
Shawn Perger443	25,500	25,500	--	--
Shawn T. Kemp444	60,000	60,000	--	--
SLS/PLS 1988 Tr FBO Samantha Leigh Santoski, Paula L. Santoski TTEE445	24,999	24,999	--	--
Small Ventures USA L.P.446	99,999	99,999	--	--
Sonya Messner447	33,000	33,000	--	--
Standard Bank PLC 448	1,875,000	1,875,000	--	--
Stanley Cohen449	30,000	30,000	--	--
Stanley Katz450	150,000	150,000	--	--
Stephen Falk, M.D. and Sheila Falk, T/I/C451	30,000	30,000	--	--
Stephen S. Oswald452	75,000	75,000	--	--
Steve Harter453	45,000	45,000	--	--
Steve Horth454	19,500	19,500	--	--
Steve Scott455	99,999	99,999	--	--
Steven Hall/Rebecca Hall JTWROS456	51,000	51,000	--	--
Steven R. Elliott457	50,001	50,001	--	--
Strong Branch Ventures IV, LP458	450,000	450,000	--	--
Sue M. Harris Separate Property459	74,999	74,999	--	--
Sue Minton Harris TTEE Pinke Lou Blair Estate Trust U/W DTD 6/15/91460	50,000	50,000	--	--
Suljo Dzafovic461	15,000	15,000	--	--
Susan S Lehrer TTEE L Lehrer TR U/W FBO Benjamin Lehrer DTD 02/22/93462	24,999	24,999	--	--

Shares of Common Stock Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Owned Upon Completion of the Offering(a)	Percentage of Common Stock Outstanding Upon Completion of Offering
Susan S Lehrer TTEE L Lehrer TR U/W FBO Michael Lehrer DTD 02/22/93463	24,999	24,999	--	--
Susan S. Lehrer464	24,999	24,999	--	--
Susan Sanders Separate Property465	37,500	37,500	--	--
T. Buchanan & J. Buchanan TTEES Buchanan Advisors Inc. Defined Benefit Plan UA Dtd. 01/01/2002466	37,500	37,500	--	--
T. Scott O'Keefe467	112,500	112,500	--	--
Tammy L. Gurr468	28,125	28,125	--	--
Tanglewood Family Limited Partnership469	60,000	60,000	--	--
Tanya J. Drury470	75,000	75,000	--	--
Techsearch Consulting Group Inc.471	24,750	24,750	--	--
Terral Hagman472	24,750	24,750	--	--
The Brewster Family Trust473	46,875	46,875	--	--
The Knuettel Family Trust474	25,002	25,002	--	--
The Leland Hirsch Family Partnership LP475	50,000	50,000	--	--
The MacLachlan Investments Corporation476	187,500	187,500	--	--
The Sarles Family Trust UAD 9/7/00477	60,000	60,000	--	--
Theseus Fund LP478	750,000	750,000	--	--
Thomas Asarch & Barbara Asarch TEN COM479	50,000	50,000	--	--
Thomas Brady & Daniel Brady TTEE E. P. Brady Inc. Profit Sharing Plan & Trust480	37,500	37,500	--	--
Thomas W. Custer481	37,500	37,500	--	--
Titus Harris Jr.482	124,998	124,998	--	--
Todd Sysak483	9,750	9,750	--	--
Tolar N. Hamblen III484	30,000	30,000	--	--
Tom Chmilar485	45,000	45,000	--	--
Tom Juda, Nancy Juda Co-TTEES Tom Juda & Nancy Juda Living Tr DTD 5/3/95486	249,999	249,999	--	--
Tom Rebane487	22,500	22,500	--	--
Tommy Forrester488	24,999	24,999	--	--
Tony Dutt & Bridget Dutt T/I/C489	30,000	30,000	--	--
Tracy D. Stogel490	24,999	24,999	--	--
Trapp Construction491	24,750	24,750	--	--
Trevor J. Tomanik492	119,988	119,988	--	--
TWM Associates LLC493	99,999	99,999	--	--
Ursula Kaiser494	37,500	37,500	--	--
US Global Investors - Global Resources Fund495	4,650,000	4,650,000	--	--
Valerie B. Lens496	49,500	49,500	--	--
Verne G. Johnson497	1,232,725	337,487	895,238	_____%
Vickers Family Trust498	24,750	24,750	--	--
Victoria P. Giannukos499	150,000	150,000	--	--
Vincent Vazquez500	150,000	150,000	--	--
Vitel Venture Corp501	999,999	999,999	--	--
VP Bank (Switzerland) Ltd.502	1,187,550	1,187,550	--	--
W. Roger Clemens, Special Retirement Account503	45,000	45,000	--	--
Walter A. Dawson504	401,587	300,000	101,587	*
Wayne Hucik505	65,625	65,625	--	--
Weiskopf, Silver & Co LP506	30,000	30,000	--	--
Wendy Wolfe Rodrigue & Heather Wolfe Parker TIC507	45,000	45,000	--	--
Westchase Investments Group, LLC508	51,000	51,000	--	--
Whalehaven Capital Fund Limited509	999,999	999,999	--	--
Wildcat Investments Ltd.510	75,000	75,000	--	--
William &/or Colleen Tobman JTWROS511	24,750	24,750	--	--
William D. Bain Jr. and Peggy Brooks Bain TEN COM512	22,500	22,500	--	--
William Edward John Page513	45,000	45,000	--	--

Shares of Common Stock Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Owned Upon Completion of the Offering(a)	Percentage of Common Stock Outstanding Upon Completion of Offering
William H. Mildren514	24,999	24,999	--	--
William Lowe515	93,750	93,750	--	--
William McCluskey516	393,750	393,750	--	--
William R. Hurt517	25,500	25,500	--	--
William Scott518	150,000	150,000	--	--
William Sockman519	30,000	30,000	--	--
William T. Criner & Frances E. Criner TIC520	24,999	24,999	--	--
Wolf Canyon, Ltd. - Special521	75,000	75,000	--	--
Yarek Bartosz &/or Lisa McIntosh JTWROS522	37,500	37,500	--	--
Zadok Jewelers523	150,000	150,000	--	--
Zadok Jewelry Inc. 401K Profit Sharing Plan524	75,000	75,000	--	--
ZLP Master Opportunity Fund, Ltd.525	2,250,000	2,250,000	--	--
1053361 Alberta Ltd.526	491,865	312,500	79,365	*
1087741 Alberta Ltd.527	47,978	47,978	--	--
666977 Alberta Ltd.528	12,000	12,000	--	--
893619 Alberta Ltd.529	149,972	149,972	--	--
954866 Alberta Ltd.530	30,000	30,000	--	--
* Less than 1.0%.

(a) Assumes all of the shares of common stock beneficially owned by the selling stockholders, including all shares of common stock underlying warrants held by the selling stockholders, are sold in the offering.
________________________________________________________________________

1 Includes 66,666 shares of common stock and warrants to acquire an additional 33,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
2 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
3 Includes 670,000 shares of common stock and warrants to acquire an additional 335,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
4 Includes 16,667 shares of common stock and warrants to acquire an additional 8,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
5 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
6 Includes 5,000 shares of common stock and warrants to acquire an additional 2,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
7 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
8 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
9 Includes 200,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
10 Includes 60,000 shares of common stock and warrants to acquire an additional 30,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
11 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
12 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
13 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
14 Includes 32,000 shares of common stock and warrants to acquire an additional 16,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
15 Includes 66,666 shares of common stock and warrants to acquire an additional 33,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.

16 Includes 60,000 shares of common stock and warrants to acquire an additional 30,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
17 Includes 624,954 shares of common stock and warrants to acquire an additional 312,477 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Werner Keicher and David Dawes have the power to vote and dispose of the shares being registered on behalf of Aton Select Fund Ltd.
18 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
19 Includes 2,125,000 shares of common stock and warrants to acquire an additional 1,062,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. R. Gelant and U. Fricher have the power to vote and dispose of the shares being registered on behalf of Bank Sal. Oppenheimer Jr.
20 Includes 99,988 shares of common stock and warrants to acquire an additional 49,994 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
21 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 158,703 exchangeable shares issued on November 10, 2005 in connection with the share exchange.
22 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
23 Includes 75,000 shares of common stock and warrants to acquire an additional 37,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Richard Groom has the power to vote and dispose of the common shares being registered on behalf of Bashaw Fertilizer Ltd.
24 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Ronald Brimacombe has the power to vote and dispose of the common shares being registered on behalf of Bayford Investments, Ltd.
25 Includes 99,988 shares of common stock and warrants to acquire an additional 49,994 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. William K. Beattie has the power to vote and dispose of the shares being registered on behalf of Beattie Homes Ltd.
26 Includes 19,985 shares of common stock and warrants to acquire an additional 9,993 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
27 Includes 8,000 shares of common stock and warrants to acquire an additional 4,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
28 Includes 62,500 shares of common stock and warrants to acquire an additional 31,250 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering. Mr. Morris is an affiliate of a broker-dealer.
29 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
30 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
31 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
32 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
33 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
34 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
35 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
36 Includes 233,332 shares of common stock and warrants to acquire an additional 116,666 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
37 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
38 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
39 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
40 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.

41 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
42 Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
43 Includes 170,000 shares of common stock and warrants to acquire an additional 85,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
44 Includes 15,000 shares of common stock and warrants to acquire an additional 7,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
45 Includes 15,000 shares of common stock and warrants to acquire an additional 7,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
46 Includes 333,333 shares of common stock and warrants to acquire an additional 166,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
47 Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
48 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
49 Includes 66,666 shares of common stock and warrants to acquire an additional 33,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
50 250,000 shares of common stock issued as a finder’s fee for services rendered as our placement agent. Canaccord Capital Corporation is an affiliate of a broker-dealer. David J. Horton has the power to vote and dispose of the shares being registered on behalf of Canaccord Capital Corporation.
51 Includes 1,000,000 shares of common stock and warrants to acquire an additional 500,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
52 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
53 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
54 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
55 Includes 99,992 shares of common stock and warrants to acquire an additional 49,996 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
56 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
57 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
58 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
59 Includes 133,333 shares of common stock and warrants to acquire an additional 66,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
60 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
61 Includes 1,333,334 shares of common stock and warrants to acquire an additional 666,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
62 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Ms. Coffield is the mother of Dana Coffield, who serves as our President, Chief Executive Officer and as a member of the board of directors.
63 Includes 33,334 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
64 Includes 666,667 shares of common stock and warrants to acquire an additional 333,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
65 Includes 249,981 shares of common stock and warrants to acquire an additional 124,991 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 179,990 shares of common stock and warrants to acquire an additional 89,995 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
66 Includes 135,000 shares of common stock and warrants to acquire an additional 67,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
67 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.

68 Includes 200,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $1.25 per share, which were immediately exercised, acquired in the Third 2005 Offering. Joseph F. Floccari has the power to vote and dispose of the common shares being registered on behalf of Chestnut Capital Partners II LLC.
69 Includes 10,000 shares of common stock and warrants to acquire an additional 5,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
70 Includes 12,000 shares of common stock and warrants to acquire an additional 6,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
71 Includes 33,334 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
72 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
73 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
74 Includes 166,666 shares of common stock and warrants to acquire an additional 83,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
75 Includes 99,992 shares of common stock and warrants to acquire an additional 49,996 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
76 Includes 32,000 shares of common stock and warrants to acquire an additional 16,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Mr. Stockdale is an affiliate of a broker-dealer.
77 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering. Lance Tracey has the power to vote and dispose of the common shares being registered on behalf of Code Consulting Ltd.
78 Includes 10,000 shares of common stock and warrants to acquire an additional 5,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
79 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
80 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
81 Includes 166,666 shares of common stock and warrants to acquire an additional 83,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
82 Includes 300,000 shares of common stock and warrants to acquire an additional 150,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
83 Includes 24,981 shares of common stock and warrants to acquire an additional 12,491 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 79,365 exchangeable shares issued on November 10, 2005 in connection with the share exchange. Also includes 49,992 shares of common stock and warrants to acquire an additional 24,996 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
84 Includes 66,666 shares of common stock and warrants to acquire an additional 33,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
85 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
86 Includes 250,000 shares of common stock and warrants to acquire an additional 125,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
87 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
88 Includes 29,985 shares of common stock and warrants to acquire an additional 14,993 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 66,667 shares of common stock and warrants to acquire an additional 33,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering. Includes 1,689,683 exchangeable shares issued on November 10, 2005 in connection with the share exchange. Mr. Coffield serves as our President, Chief Executive Officer and as a member of the board of directors.
89 Includes 43,750 shares of common stock and warrants to acquire an additional 21,875 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Danny Remenda has the power to vote and dispose of the common shares being registered on behalf of Danich Investments, Ltd.
90 Includes 55,000 shares of common stock and warrants to acquire an additional 27,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.

91 Includes 499,985 shares of common stock and warrants to acquire an additional 249,993 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Also includes 66,666 shares of common stock and warrants to acquire an additional 33,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
92 Includes 250,000 shares of common stock and warrants to acquire an additional 125,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 200,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering. Mr. Sanders is an affiliate of a broker-dealer. Also includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share held by Mr. Sanders as trustee for the beneficial ownership of the Tanya Jo Drury Trust, acquired in the June, 2006 private offering.
93 Includes 13,000 shares of common stock and warrants to acquire an additional 6,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
94 Includes 33,334 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
95 Includes 33,334 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
96 Includes 15,000 shares of common stock and warrants to acquire an additional 7,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
97 Includes 16,667 shares of common stock and warrants to acquire an additional 8,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
98 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
99 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
100 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
101 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
102 Includes 60,000 shares of common stock and warrants to acquire an additional 30,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
103 Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
104 Includes 12,000 shares of common stock and warrants to acquire an additional 6,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
105 Includes 333,333 shares of common stock and warrants to acquire an additional 166,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
106 Includes 12,000 shares of common stock and warrants to acquire an additional 6,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
107 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
108 Includes 500,000 shares of common stock and warrants to acquire an additional 250,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 158,730 exchangeable shares issued on November 10, 2005 in connection with the share exchange. Also includes 500,000 shares of common stock and warrants to acquire an additional 250,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
109 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
110 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
111 Includes 53,333 shares of common stock and warrants to acquire an additional 26,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
112 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
113 Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
114 Includes 62,500 shares of common stock and warrants to acquire an additional 31,250 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering. Also includes 10,000 shares of common stock and warrants to acquire an additional 5,000 shares of common stock at an exercise price of $1.75 per share, held by IRA for the benefit of Julie Weir/Pershing LLC as Custodian, acquired in the June, 2006 private offering.

115 Includes 15,000 shares of common stock and warrants to acquire an additional 7,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
116 Includes 12,000 shares of common stock and warrants to acquire an additional 6,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
117 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
118 Includes 33,334 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
119 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
120 Includes 43,750 shares of common stock and warrants to acquire an additional 21,875 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
121 Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
122 Includes 15,000 shares of common stock and warrants to acquire an additional 7,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
123 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
124 Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering. Includes 55,000 shares of common stock and warrants to acquire an additional 27,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
125 Includes 12,000 shares of common stock and warrants to acquire an additional 6,000 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering.
126 Includes 49,988 shares of common stock and warrants to acquire an additional 24,994 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering.
127 Includes 166,666 shares of common stock and warrants to acquire an additional 83,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
128 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
129 Includes 200,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
130 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
131 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
132 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
133 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
134 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
135 Includes 750,000 shares of common stock and warrants to acquire an additional 375,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
136 Includes 150,000 shares of common stock and warrants to acquire an additional 75,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
137 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
138 Includes 43,750 shares of common stock and warrants to acquire an additional 21,875 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
139 Includes 12,853 shares of common stock and warrants to acquire an additional 6,427 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
140 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.

141 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering. Mario Faccone has the power to vote and dispose of the common shares being registered on behalf of Faccone Enterprises.
142 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
143 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
144 Includes 66,667 shares of common stock and warrants to acquire an additional 33,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
145 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
146 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
147 Includes 31,238 shares of common stock and warrants to acquire an additional 15,619 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
148 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
149 Includes 62,500 shares of common stock and warrants to acquire an additional 31,250 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 70,000 shares of common stock and warrants to acquire an additional 35,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering. Mr. Ball is an affiliate of a broker-dealer.
150 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
151 Includes 29,985 shares of common stock and warrants to acquire an additional 14,993 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
152 Includes 33,334 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
153 Includes 12,000 shares of common stock and warrants to acquire an additional 6,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
154 Includes 66,667 shares of common stock and warrants to acquire an additional 33,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
155 Includes 15,000 shares of common stock and warrants to acquire an additional 7,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
156 Includes 16,667 shares of common stock and warrants to acquire an additional 8,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
157 Includes 2,500 shares of common stock and warrants to acquire an additional 1,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
158 Includes 70,000 shares of common stock and warrants to acquire an additional 35,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
159 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
160 Includes 66,667 shares of common stock and warrants to acquire an additional 33,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
161 Includes 10,000 shares of common stock and warrants to acquire an additional 5,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
162 Includes 166,666 shares of common stock and warrants to acquire an additional 83,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
163 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
164 Includes 5,000 shares of common stock and warrants to acquire an additional 2,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
165 Includes 5,000 shares of common stock and warrants to acquire an additional 2,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.

166 Includes 5,000 shares of common stock and warrants to acquire an additional 2,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
167 Includes 31,238 shares of common stock and warrants to acquire an additional 15,619 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
168 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering.
169 Includes 124,981 shares of common stock and warrants to acquire an additional 62,491 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
170 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
171 Includes 4,800,000 shares of common stock and warrants to acquire an additional 2,400,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
172 Includes 1,866,667 shares of common stock and warrants to acquire an additional 933,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
173 Includes 15,000 shares of common stock and warrants to acquire an additional 7,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
174 Includes 66,667 shares of common stock and warrants to acquire an additional 33,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
175 Includes 27,000 shares of common stock and warrants to acquire an additional 13,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
176 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
177 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
178 Includes 16,667 shares of common stock and warrants to acquire an additional 8,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
179 Includes 10,000 shares of common stock and warrants to acquire an additional 5,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
180 Includes 13,334 shares of common stock and warrants to acquire an additional 6,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
181 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
182 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
183 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
184 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
185 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering. Jeremy Spring has the power to vote and dispose of the common shares being registered on behalf of Hollyvale Limited.
186 Includes 13,500 shares of common stock and warrants to acquire an additional 6,750 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
187 Includes 66,666 shares of common stock and warrants to acquire an additional 33,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
188 Includes 99,666 shares of common stock and warrants to acquire an additional 49,833 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
189 Includes 33,334 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
190 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Mr. Powell is an affiliate of a broker-dealer.

191 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
192 Includes 35,000 shares of common stock and warrants to acquire an additional 17,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
193 Includes 200,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
194 Includes 2,000,000 shares of common stock and warrants to acquire an additional 1,000,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
195 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
196 Includes 150,000 shares of common stock and warrants to acquire an additional 75,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
197 Includes 33,334 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
198 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
199 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
200 Includes 152,000 shares of common stock and warrants to acquire an additional 76,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
201 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
202 Includes 16,667 shares of common stock and warrants to acquire an additional 8,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
203 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
204 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
205 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
206 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
207 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
208 Includes 10,000 shares of common stock and warrants to acquire an additional 5,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
209 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
210 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
211 Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
212 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
213 Includes 96,000 shares of common stock and warrants to acquire an additional 48,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
214 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
215 Includes 166,666 shares of common stock and warrants to acquire an additional 83,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
216 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
217 Includes 55,000 shares of common stock and warrants to acquire an additional 27,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
218 Includes 12,000 shares of common stock and warrants to acquire an additional 6,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
219 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.

220 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
221 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
222 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
223 Includes 33,334 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
224 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
225 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
226 Includes 333,300 shares of common stock and warrants to acquire an additional 166,650 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
227 Includes 83,332 shares of common stock and warrants to acquire an additional 41,666 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
228 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
229 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
230 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
231 Includes 333,333 shares of common stock and warrants to acquire an additional 166,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
232 Includes 10,000 shares of common stock and warrants to acquire an additional 5,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
233 Includes 24,981 shares of common stock and warrants to acquire an additional 12,491 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
234 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Jason Soprovich has the power to vote and dispose of the common shares being registered on behalf of Jason Soprovich Realty.
235 Includes 666,667 shares of common stock and warrants to acquire an additional 333,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
236 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
237 Includes 5,000 shares of common stock and warrants to acquire an additional 2,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
238 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
239 Includes 59,333 shares of common stock and warrants to acquire an additional 29,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
240 Includes 349,981 shares of common stock and warrants to acquire an additional 174,991 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering. Includes 1,688,889 exchangeable shares issued on November 10, 2005 in connection with the share exchange. Mr. Scott serves as our Chairman of the Board.
241 Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
242 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
243 Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
244 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
245 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
246 Includes 62,485 shares of common stock and warrants to acquire an additional 31,243 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering.

247 Includes 5,000 shares of common stock and warrants to acquire an additional 2,500 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering.
248 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
249 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
250 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
251 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. John and Jodi Malanga are affiliates of a broker-dealer. Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, held by IRA for the benefit of Jodi Malanga/Pershing LLC as Custodian, acquired in the June, 2006 private offering.
252 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
253 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
254 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
255 Includes 135,000 shares of common stock and warrants to acquire an additional 67,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
256 Includes 150,000 shares of common stock and warrants to acquire an additional 75,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
257 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
258 Includes 13,000 shares of common stock and warrants to acquire an additional 6,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
259 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
260 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
261 Includes 19,999 shares of common stock and warrants to acquire an additional 9,999 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering.
262 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
263 Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
264 Includes 33,334 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
265 Includes 26,700 shares of common stock and warrants to acquire an additional 13,350 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
266 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
267 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
268 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
269 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
270 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
271 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
272 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
273 Includes 250,000 shares of common stock and warrants to acquire an additional 125,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.

274 Includes 35,000 shares of common stock and warrants to acquire an additional 17,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
275 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
276 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
277 Includes 5,000 shares of common stock and warrants to acquire an additional 2,500 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering.
278 Includes 10,000 shares of common stock and warrants to acquire an additional 5,000 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering.
279 Includes 200,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
280 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
281 Includes 33,000 shares of common stock and warrants to acquire an additional 16,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
282 Includes 5,000 shares of common stock and warrants to acquire an additional 2,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 16,800 shares of common stock and warrants to acquire an additional 8,400 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
283 Includes 16,667 shares of common stock and warrants to acquire an additional 8,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
284 Includes 533,332 shares of common stock and warrants to acquire an additional 266,666 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
285 Includes 125,000 shares of common stock and warrants to acquire an additional 62,500 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering. Robert Lamond has the power to vote and dispose of the common shares being registered on behalf of Lamond Investments, Ltd.
286 Includes 399,993 shares of common stock and warrants to acquire an additional 199,997 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
287 Includes 16,999 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
288 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
289 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
290 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
291 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
292 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
293 Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
294 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
295 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
296 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
297 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
298 Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
299 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering.

300 Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
301 Includes 56,250 shares of common stock and warrants to acquire an additional 28,125 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
302 Includes 16,800 shares of common stock and warrants to acquire an additional 8,400 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
303 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
304 Includes 66,666 shares of common stock and warrants to acquire an additional 33,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
305 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
306 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering. Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering. Lloyd Guenther has the power to vote and dispose of the common shares being registered on behalf of LSM Business Services, Ltd.
307 Includes 75,000 shares of common stock and warrants to acquire an additional 37,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
308 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
309 Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
310 Includes 200,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
311 Includes 5,000 shares of common stock and warrants to acquire an additional 2,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
312 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
313 Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
314 Includes 39,999 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
315 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
316 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
317 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
318 Includes 33,334 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
319 Includes 16,667 shares of common stock and warrants to acquire an additional 8,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
320 Includes 200,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
321 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
322 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
323 Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
324 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
325 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
326 Includes 26,656 shares of common stock and warrants to acquire an additional 13,328 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.

327 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
328 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
329 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
330 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
331 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
332 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
333 Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
334 Includes 66,666 shares of common stock and warrants to acquire an additional 33,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
335 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
336 Includes 124,981 shares of common stock and warrants to acquire an additional 62,491 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
337 Includes 133,333 shares of common stock and warrants to acquire an additional 66,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
338 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
339 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
340 Includes 250,000 shares of common stock and warrants to acquire an additional 125,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 250,000 shares of common stock and warrants to acquire an additional 125,000 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering.
341 Includes 16,999 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
342 Includes 66,667 shares of common stock and warrants to acquire an additional 33,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
343 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
344 Includes 2,668,000 shares of common stock and warrants to acquire an additional 1,334,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
345 Includes 667,000 shares of common stock and warrants to acquire an additional 333,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
346 Includes 150,000 shares of common stock and warrants to acquire an additional 75,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
347 Includes 26,666 shares of common stock and warrants to acquire an additional 13,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
348 Includes 699,980 shares of common stock and warrants to acquire an additional 349,990 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
349 Includes 625,000 shares of common stock and warrants to acquire an additional 312,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 978,261 shares of Goldstrike Inc., the former public reporting company. Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired by John D. Long in the June, 2006 private offering. Ms. Smith serves as a member of our board of directors.
350 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
351 Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.

352 Includes 5,000 shares of common stock and warrants to acquire an additional 2,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
353 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering.
354 Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
355 Includes 124,981 shares of common stock and warrants to acquire an additional 62,491 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
356 Includes 866,667 shares of common stock and warrants to acquire an additional 433,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
357 Includes 66,666 shares of common stock and warrants to acquire an additional 33,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
358 Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
359 Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering. Tom Kusumoto has the power to vote and dispose of the common shares being registered on behalf of North Group Limited.
360 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
361 Includes 12,000 shares of common stock and warrants to acquire an additional 6,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
362 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
363 Includes 16,667 shares of common stock and warrants to acquire an additional 8,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
364 Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
365 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
366 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
367 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
368 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
369 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
370 Includes 66,666 shares of common stock and warrants to acquire an additional 33,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
371 Includes 350,000 shares of common stock and warrants to acquire an additional 175,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 200,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering. Includes 1,587,302 exchangeable shares issued on November 10, 2005 in connection with the share exchange. Mr. Dawson, is a member of our board of directors, is the sole owner of Perfco Investments Ltd. Mr. Dawson has sole investment and voting power over the shares of common stock owned by Perfco and disclaims beneficial ownership of such shares.
372 Includes 15,000 shares of common stock and warrants to acquire an additional 7,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
373 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
374 Includes 200,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
375 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
376 Includes 200,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
377 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.  Jeffrey Scott, Chairman of our Board of Directors, is the President of Postell Energy Co. Ltd. and has the power to vote and dispose of the common shares being registered on its behalf.

378 Includes 133,333 shares of common stock and warrants to acquire an additional 66,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
379 Includes 625,000 shares of common stock and warrants to acquire an additional 312,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Rene Simon has the power to vote and dispose of the common shares being registered on behalf of Professional Trading Services SA.
380 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering. Cary Pinkowski has the power to vote and dispose of the common shares being registered on behalf of Prussian Capital Corp.
381 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
382 Includes 233,334 shares of common stock and warrants to acquire an additional 116,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
383 Includes 80,000 shares of common stock and warrants to acquire an additional 40,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
384 Includes 66,666 shares of common stock and warrants to acquire an additional 33,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
385 Includes 10,000 shares of common stock and warrants to acquire an additional 5,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
386 Includes 166,667 shares of common stock and warrants to acquire an additional 83,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
387 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
388 Includes 15,000 shares of common stock and warrants to acquire an additional 7,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
389 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
390 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 17,500 shares of common stock and warrants to acquire an additional 8,750 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
391 Includes 124,985 shares of common stock and warrants to acquire an additional 62,493 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
392 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
393 Includes 62,500 shares of common stock and warrants to acquire an additional 31,250 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering.
394 Includes 35,000 shares of common stock and warrants to acquire an additional 17,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
395 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
396 Includes 10,000 shares of common stock and warrants to acquire an additional 5,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
397 Includes 75,000 shares of common stock and warrants to acquire an additional 37,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 80,000 shares of common stock and warrants to acquire an additional 40,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
398 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
399 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.

400 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
401 Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
402 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
403 Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
404 Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
405 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
406 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
407 Includes 12,000 shares of common stock and warrants to acquire an additional 6,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
408 Includes 13,000 shares of common stock and warrants to acquire an additional 6,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
409 Includes 49,985 shares of common stock and warrants to acquire an additional 24,993 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
410 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
411 Includes 133,333 shares of common stock and warrants to acquire an additional 66,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
412 Includes 70,000 shares of common stock and warrants to acquire an additional 35,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
413 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
414 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
415 Includes 35,000 shares of common stock and warrants to acquire an additional 17,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
416 Includes 200,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
417 Includes 70,000 shares of common stock and warrants to acquire an additional 35,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
418 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
419 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
420 Includes 312,500 shares of common stock and warrants to acquire an additional 156,250 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
421 Includes 10,000 shares of common stock and warrants to acquire an additional 5,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
422 Includes 125,000 shares of common stock and warrants to acquire an additional 62,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Sanders 1998 Childrens Trust is an affiliate of a broker-dealer. Don Sanders has the power to vote and dispose of the common shares being registered on behalf of Sanders 1998 Children’s Trust. Sanders 1998 Children’s Trust does not have any agreements, arrangements or understandings with any other persons, either directly or indirectly to dispose of the common stock being registered.
423 Includes 480,886 shares of common stock and warrants to acquire an additional 240,443 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 533,050 shares of common stock and warrants to acquire an additional 266,525 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering. Sanders Opportunity Fund (Institutional) LP is an affiliate of a broker-dealer. Don Sanders has the power to vote and dispose of the common shares being registered on behalf of Sanders Opportunity Fund (Inst) LP.

424 Includes 150,364 shares of common stock and warrants to acquire an additional 75,182 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 166,950 shares of common stock and warrants to acquire an additional 83,475 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering. Sanders Opportunity Fund LP is an affiliate of a broker-dealer. Don Sanders has the power to vote and dispose of the common shares being registered on behalf of Sanders Opportunity Fund LP.
425 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
426 Includes 62,500 shares of common stock and warrants to acquire an additional 31,250 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 72,500 shares of common stock and warrants to acquire an additional 36,250 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering. Includes 250,000 shares of common stock and warrants to acquire an additional 125,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering. Tom and Hydri Kusumoto have the power to vote and dispose of the common shares being registered on behalf of Sanovest Holdings Ltd.
427 Includes 5,000 shares of common stock and warrants to acquire an additional 2,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
428 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
429 Includes 22,500 shares of common stock and warrants to acquire an additional 11,250 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering.
430 Includes 700,000 shares of common stock and warrants to acquire an additional 350,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
431 Includes 10,000 shares of common stock and warrants to acquire an additional 5,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
432 Includes 16,667 shares of common stock and warrants to acquire an additional 8,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
433 Includes 5,000 shares of common stock and warrants to acquire an additional 2,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
434 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
435 Includes 27,133 shares of common stock and warrants to acquire an additional 13,567 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
436 Includes 10,000 shares of common stock and warrants to acquire an additional 5,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
437 Includes 10,000 shares of common stock and warrants to acquire an additional 5,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
438 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
439 Includes 56,000 shares of common stock and warrants to acquire an additional 28,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
440 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
441 Includes 200,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
442 Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
443 Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
444 Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
445 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
446 Includes 66,666 shares of common stock and warrants to acquire an additional 33,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
447 Includes 22,000 shares of common stock and warrants to acquire an additional 11,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.

448 Includes 1,250,000 shares of common stock and warrants to acquire an additional 625,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Roderick Frasier and Manuel Gonzales have the power to vote and dispose of the common shares being registered on behalf of Standard Bank PLC.
449 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
450 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
451 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
452 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
453 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
454 Includes 13,000 shares of common stock and warrants to acquire an additional 6,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
455 Includes 66,666 shares of common stock and warrants to acquire an additional 33,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
456 Includes 34,000 shares of common stock and warrants to acquire an additional 17,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
457 Includes 33,334 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
458 Includes 300,000 shares of common stock and warrants to acquire an additional 150,000 shares of common stock at an exercise price of $1.25 per share, which were immediately exercised, acquired in the Third 2005 Offering. Joseph F. Floccari has the power to vote and dispose of the common shares being registered on behalf of Strong Branch Ventures IV, LP.
459 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
460 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
461 Includes 10,000 shares of common stock and warrants to acquire an additional 5,000 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering.
462 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
463 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
464 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
465 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
466 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
467 Includes 75,000 shares of common stock and warrants to acquire an additional 37,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
468 Includes 18,750 shares of common stock and warrants to acquire an additional 9,375 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
469 Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
470 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
471 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
472 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
473 Includes 31,250 shares of common stock and warrants to acquire an additional 15,625 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Jim Brewster has the power to vote and dispose of the common shares being registered on behalf of The Brewster Family Trust.

474 Includes 16,668 shares of common stock and warrants to acquire an additional 8,334 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
475 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
476 Includes 125,000 shares of common stock and warrants to acquire an additional 62,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. The MacLachlan Investments Corporation is an affiliate of a broker-dealer. Peter Brown has the power to vote and dispose of the common shares being registered on behalf of The MacLachlan Investments Corporation.
477 Includes 40,000 shares of common stock and warrants to acquire an additional 20,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
478 Includes 500,000 shares of common stock and warrants to acquire an additional 250,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
479 Includes 33,333 shares of common stock and warrants to acquire an additional 16,667 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
480 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
481 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
482 Includes 83,332 shares of common stock and warrants to acquire an additional 41,666 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
483 Includes 6,500 shares of common stock and warrants to acquire an additional 3,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
484 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
485 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
486 Includes 166,666 shares of common stock and warrants to acquire an additional 83,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
487 Includes 15,000 shares of common stock and warrants to acquire an additional 7,500 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering.
488 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
489 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
490 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
491 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
492 Includes 79,992 shares of common stock and warrants to acquire an additional 39,996 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
493 Includes 66,666 shares of common stock and warrants to acquire an additional 33,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
494 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
495 Includes 3,100,000 shares of common stock and warrants to acquire an additional 1,550,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
496 Includes 33,000 shares of common stock and warrants to acquire an additional 16,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
497 Includes 124,985 shares of common stock and warrants to acquire an additional 62,493 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 100,006 shares of common stock and warrants to acquire an additional 50,003 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering. Includes 895,238 exchangeable shares issued on November 10, 2005 in connection with the share exchange. Mr. Johnson serves as a member of our board of directors.
498 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
499 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.

500 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
501 Includes 666,666 shares of common stock and warrants to acquire an additional 333,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
502 Includes 625,000 shares of common stock and warrants to acquire an additional 312,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 166,700 shares of common stock and warrants to acquire an additional 83,350 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering. Daniel Lacher has the power to vote and dispose of the common shares being registered on behalf of VP Bank (Switzerland) Ltd.
503 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
504 Includes 200,000 shares of common stock and warrants to acquire an additional 100,000 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering. Includes 101,587 exchangeable shares issued on November 10, 2005 in connection with the share exchange. Mr. Dawson serves as a member of our board of directors.
505 Includes 43,750 shares of common stock and warrants to acquire an additional 21,875 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
506 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
507 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
508 Includes 34,000 shares of common stock and warrants to acquire an additional 17,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
509 Includes 666,666 shares of common stock and warrants to acquire an additional 333,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
510 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Bruce Nurse has the power to vote and dispose of the common shares being registered on behalf of Wildcat Investments Ltd.
511 Includes 16,500 shares of common stock and warrants to acquire an additional 8,250 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
512 Includes 15,000 shares of common stock and warrants to acquire an additional 7,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
513 Includes 30,000 shares of common stock and warrants to acquire an additional 15,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
514 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
515 Includes 62,500 shares of common stock and warrants to acquire an additional 31,250 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering.
516 Includes 262,500 shares of common stock and warrants to acquire an additional 131,250 shares of common stock at an exercise price of $1.25 per share, acquired in the Third 2005 Offering. Mr. McCluskey is an affiliate of a broker-dealer.
517 Includes 17,000 shares of common stock and warrants to acquire an additional 8,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
518 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
519 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
520 Includes 16,666 shares of common stock and warrants to acquire an additional 8,333 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
521 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
522 Includes 25,000 shares of common stock and warrants to acquire an additional 12,500 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
523 Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
524 Includes 50,000 shares of common stock and warrants to acquire an additional 25,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.

525 Includes 1,500,000 shares of common stock and warrants to acquire an additional 750,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering.
526 Includes 175,000 shares of common stock and warrants to acquire an additional 87,500 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Includes 79,365 exchangeable shares issued on November 10, 2005 in connection with the share exchange. Includes 100,000 shares of common stock and warrants to acquire an additional 50,000 shares of common stock at an exercise price of $1.75 per share, acquired in the June, 2006 private offering. Glenn Gurr, President of 1053361 Alberta Ltd. has sole voting and investment power over these shares.
527 Includes 31,985 shares of common stock and warrants to acquire an additional 15,993 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Wade MacBain has the power to vote and dispose of the common shares being registered on behalf of 1087741 Alberta Ltd.
528 Includes 8,000 shares of common stock and warrants to acquire an additional 4,000 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Serge Bonnet has the power to vote and dispose of the common shares being registered on behalf of 666977 Alberta Ltd.
529 Includes 99,981 shares of common stock and warrants to acquire an additional 49,991 shares of common stock at an exercise price of $1.25 per share, acquired in the First 2005 Offering. Dale Foster has the power to vote and dispose of the common shares being registered on behalf of 893619 Alberta Ltd.
530 Includes 20,000 shares of common stock and warrants to acquire an additional 10,000 shares of common stock at an exercise price of $1.25 per share, acquired in the Second 2005 Offering. Scott Harkness has the power to vote and dispose of the common shares being registered on behalf of 954866 Alberta Ltd.